UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the third quarter ended September 30, 2006.

FORWARD-LOOKING STATEMENTS

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical or other development processes; adverse medical research related to the safety and efficacy of our products or products sold by our partners; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with, strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the disposition of certain operating subsidiaries acquired though the AMI acquisition and the restructuring of AMI; our ability to market and sell products developed by our Pharmaceutical Technologies segment through our Medical Products segment; other factors referenced in our AIF and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of American Medical Instruments Holdings, Inc. (“AMI”) which we completed on March 23, 2006, and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities, all related to the acquisition of AMI, will be realized in the amounts or times contemplated.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI’s medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

November 1, 2006

By

/s/ K. Thomas Bailey

Name:     K. Thomas Bailey

Title:       Chief Financial Officer

Exhibit 1

  click for printer-friendly PDF version

ANGIOTECH PHARMACEUTICALS, INC.

For the three and nine month periods ended September 30, 2006

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”), dated October 27, 2006, provides an update to the MD&A for the year ended December 31, 2005 and should be read in conjunction with our unaudited consolidated financial statements for the three and nine month periods ended September 30, 2006 and our audited consolidated financial statements for the year ended December 31, 2005, both of which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information. Additional information relating to our Company, including our 2005 audited consolidated financial statements and 2005 Annual Information Form (“AIF”), is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical or other development processes; adverse medical research related to the safety and efficacy of our products or products sold by our partners; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with, strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the disposition of certain operating subsidiaries acquired through the AMI acquisition and the restructuring of AMI; our ability to market and sell products developed by our Pharmaceutical Technologies segment through our Medical Products segment; other factors referenced in our AIF and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of American Medical Instruments Holdings, Inc. (“AMI”) which we completed on March 23, 2006, and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities, all related to the acquisition of AMI, will be realized in the amounts or times contemplated.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI’s medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

Business Overview

We are a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury. Our proprietary technologies include various drug, drug delivery, surface modification technologies and other medical biomaterials. Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, infection and tumor tissue overgrowth. Our strategy is to apply these various technologies to create and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that reduce procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use.

We develop our products using a proprietary and systematic discovery approach. We use our drug screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur concurrent with medical device implantation, surgery or acute trauma. Once appropriate drugs have been identified, we formulate the drug, or combination of drugs, with our portfolio of biomaterials and drug delivery technologies to develop a novel drug-eluting medical device or surgical implant. We have patent protected our technology and many of our products and potential product candidates, and our portfolio of intellectual property developed to date includes over 150 issued U.S. patents and 185 pending U.S. patent applications.

We operate in two segments: Pharmaceutical Technologies and Medical Products.

Pharmaceutical Technologies:

The Pharmaceutical Technologies segment develops, licenses and sells technologies that improve the performance of medical devices and the outcomes of surgical procedures. These technologies include various drug, drug delivery and surface modification materials and other medical biomaterials designed to be applied across a wide range of medical devices and technologies, surgical procedures and medical disciplines. This segment focuses primarily on establishing product development and marketing partnerships with major medical device, pharmaceutical or biomaterials companies and to date has derived the majority of its revenue from royalties due from partners that develop, market and sell products incorporating our technologies. Currently our principal revenues in this segment come from royalties derived from sales by Boston Scientific Corporation (“BSC”) of TAXUS® coronary stent systems incorporating the drug paclitaxel. We also expect to apply certain of the technologies developed by this business segment to develop novel next generation products for the Medical Products segment to market and sell directly to end users or medical product distributors.

Medical Products:

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

The Medical Products segment has several specialized direct sales and distribution organizations in the United States and the European Union (“EU”), as well as significant manufacturing capabilities. This business segment derives the majority of its revenue from direct product sales to end users or various medical products distributors, and has developed products with demonstrated utility in specific physician end-markets. Many of these products are also made using our proprietary manufacturing processes, or are protected by intellectual property. The Medical Products segment includes the operations acquired through the AMI acquisition.

As discussed above, it is expected that the Medical Products segment may market and sell certain products developed by the Pharmaceutical Technologies segment through its direct sales and distribution channels, and may apply certain of that segment’s technologies to its products to create novel, next generation medical products to market directly to end users or medical products distributors. There are currently numerous product development efforts underway that explore the application of certain of Pharmaceutical Technologies’ proprietary drug, drug delivery and surface modification materials and other medical biomaterials to products marketed by our Medical Products segment.

Recent Developments

Clinical Programs

Our discovery approach has yielded a number of product candidates that are in various stages of research and clinical development.  Selected product candidates currently undergoing human clinical trials include:

•

Vascular WrapTM paclitaxel-eluting mesh surgical implant (“Vascular Wrap”) to treat complications associated with vascular graft implants in peripheral vascular disease and hemodialysis patients. The Vascular Wrap product is currently undergoing human clinical trials in the EU, where 109 patients have been enrolled in a study examining the safety of the Vascular Wrap product in patients with peripheral vascular disease.  We are currently evaluating the data from this study in order to prepare for a possible CE Mark filing.  Should we file for a CE Mark, and subsequently receive CE Mark approval from the EU regulatory authorities, we would, together with our partner Edwards Lifesciences, be able to market and sell the Vascular Wrap product in the EU. During the quarter we announced positive results from a preclinical study to evaluate the efficacy of the Vascular Wrap on inhibiting the growth of scar tissue (neointimal hyperplasia) inside a synthetic vascular graft in an animal model of dialysis access failure.  In this study, neointimal hyperplasia was reduced by a minimum of 87.6% in animals who received a Vascular Wrap compared with animals who received no Vascular Wrap. Based upon this preclinical data, we will soon begin to enroll a clinical trial in the United Kingdom to assess the effectiveness and safety of the Vascular Wrap in patients receiving our Lifespan® synthetic vascular graft for the purposes of providing hemodialysis access. Specifically, the trial seeks to determine that hemodialysis patients who receive the Vascular Wrap / Lifespan graft combination experience fewer graft failures than those patients that receive the Lifespan graft alone.  We also intend to conduct a similar trial in the U.S. Both trials are expected to be about 24 months in duration, with enrollment taking approximately one year. The goal of the studies is to provide Angiotech with sufficient data to submit to regulatory authorities for approval to market the Vascular Wrap for use in hemodialysis patients in the United States and the EU.

•

Self-anchoring sutures. Unlike conventional sutures which are smooth, self-anchoring suture products, which we obtained through our acquisitions of AMI and Quill Medical Inc. (discussed below), have tiny teeth-like barbs along the surface. These products, which are currently approved and marketed for use in minimally invasive aesthetic surgery procedures in and around the face, are being developed and tested for additional aesthetic and other surgical indications. We received CE Mark approval in August 2006 to market self-anchoring suture products in Europe for breast lift and nipple repositioning procedures. We may initiate human clinical trials in 2007 for self-anchoring suture products focused on the indication of breast elevation as well as for various potential indications in wound closure, aesthetics, orthopaedics or other markets.

•

5-fluorouracil-eluting anti-microbial central venous catheter (“CVC”). Our drug eluting CVC is currently undergoing a human clinical trial in the United States designed to assess the safety and efficacy of the catheter in preventing various types of catheter related infections.  The study is a randomized, single blind, 850 patient, 20 center study.  There were 322 patients enrolled in the study as of September 30, 2006.  If the CVC study results are favourable, we intend to request a 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) to market and sell the CVC in the United States, potentially in the first half of 2007.

•

Non drug-loaded sprayable biomaterial adhesion barrier (Adhibit™). Our non drug-loaded Adhibit sprayable barrier product is designed to provide for the reduction of surgery-induced adhesions that can occur after a procedure to remove fibroids from the uterus (myomectomy surgery). In April 2006, we announced data from our 71 patient human clinical study conducted in the EU, designed to assess the safety and efficacy of Adhibit sprayable barrier in preventing adhesions in patients undergoing the myomectomy procedure. The data indicated that the use of Adhibit sprayable barrier reduced post-operative adhesion formation as measured by the modified American Fertility Society (“mAFS”) score, a scoring system that factors in both the extent and tenacity of adhesions. Patients in the group that were treated with Adhibit sprayable barrier experienced a statistically significant reduction in their mAFS score when compared with those in the control group.  We are currently evaluating, together with our partner Baxter Healthcare Corporation, the timing and form of any regulatory submission for approval of this indication in the EU. We granted Baxter Healthcare Corporation exclusive worldwide marketing and distribution rights to our non-drug loaded Adhibit sprayable barrier product.

•

Paclitaxel-eluting peripheral vascular stent.  The peripheral vascular stent, developed by our partner the multinational medical device manufacturer Cook Group, Inc. (“Cook”), is designed for placement in diseased arteries in the limbs to restore blood flow and improve a patient’s ability to walk.   The Zilver paclitaxel-eluting peripheral stent, designed to reduce restenosis following placement of a stent in peripheral artery disease patients, is currently undergoing human clinical trials in the United States and the EU to assess product safety and efficacy.  These studies are being conducted by our partner Cook, which is a co-exclusive licensee, together with BSC, of our proprietary paclitaxel technology to reduce restenosis following stent placement in peripheral artery disease.

New Senior Management Appointment

In July 2006, we announced an addition to our senior management team. Dr. Jeffrey P. Walker was appointed Senior Vice President, Research and Development.  Dr. Walker will lead the research and development team globally and build upon the product pipeline to further support our business strategy to capture value through the commercialization of internally developed products.

Acquisitions

Quill Medical, Inc. (“Quill”)

On June 26, 2006, we completed the acquisition of 100% of the equity of Quill for approximately $40 million in cash plus potential future contingent payments based on milestones and product revenues. Through this acquisition, we now own the rights to develop novel applications of the Contour Threads™ product line in a variety of aesthetic markets as well as to develop Quill’s self anchoring suture technology in other non-aesthetic markets where sutures are commonly used, such as wound closure and tendon repair for orthopaedic applications.

Unlike conventional sutures which are smooth, the Quill products have tiny teeth-like barbs or cogs along the surface. These self-anchoring sutures may be placed under the skin in order to suspend sagging tissue, or may be used to close certain wounds or surgical incisions without the need for suture knots. Eliminating knot-tying can save surgical time, may reduce the risk of infection, and may reduce wound leakage. Currently, as approved by the FDA, the Contour Threads product line enables plastic surgeons and dermatologists to offer a minimally invasive ‘face rejuvenation’ through an office-based procedure performed under local anaesthesia. We are currently working to develop a portfolio of next-generation self-anchoring suture products using this technology.

The Quill acquisition was accounted for using the purchase method of accounting. The assets and liabilities of Quill were included in our consolidated financial statements from June 26, 2006, the date of acquisition. Total consideration of $40.3 million, including direct acquisition costs, was allocated to the assets acquired and liabilities assumed based on preliminary fair values at the date of acquisition. The preliminary allocation resulted in identifiable intangible assets of $39.9 million and goodwill of $13.1 million, offset in part by a deferred income tax liability of $15.7 million. Goodwill is the excess of the purchase price over the net assets and liabilities which includes the tax basis of the assumed assets and liabilities.  The allocation of the purchase price of the net assets acquired is preliminary and may vary if additional information becomes available on estimates made in the purchase price allocation. We have potential future milestone and contingent consideration obligations that may become payable to the original Quill shareholders if certain development and regulatory milestones are met or certain sales thresholds are exceeded. We are also committed to spend $7.9 million on development and commercialization efforts in the first year subsequent to the acquisition and $10.0 million in each of years two and three.

American Medical Instruments Holdings, Inc. (“AMI”)

On March 23, 2006, we completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash. Concurrently, we completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. We have not drawn any of the $75 million revolving credit facility.

The AMI acquisition was accounted for using the purchase method of accounting. The assets and liabilities of AMI were included in our consolidated financial statements from March 23, 2006, the date of acquisition.  Total consideration of $796.5 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $212.2 million and goodwill of $582.0 million at the end of March 2006.  Subsequent to the acquisition we have performed more detailed valuation procedures on the assets acquired and obtained additional information on allocations made at March 23, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $191.6 million and goodwill of $587.1 million as of September 30, 2006. The decrease in value allocated to identifiable intangibles was primarily due to an increase in value allocated to other current receivables. The allocation of the purchase price of the net assets acquired may vary if additional information becomes available on estimates made in the purchase price allocation.

During the quarter we determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with our current business strategy and we are actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities held for sale and the net loss for these operations have been shown separately on the statements of income.  Included in current assets held for sale is an estimated allocation of intangible assets of $3.2 million and goodwill of $3.0 million. We expect to fully recover the estimated net book value of the discontinued operations. See further information discussed in “Results of Operations - Discontinued Operations”.

In October 2006, we began the process of replacing the divisional structure of AMI with a centralized operational structure that is integrated into the other functions of Angiotech. The restructuring is expected to result in a more efficient operating structure.  In October 2006, these centralization activities resulted in the termination of certain employees and will result in approximately $1.1 million in severance and related costs in the fourth quarter of 2006.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates.  Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development and commercialization objectives and pay royalties on future sales of commercial products, if any, resulting from the collaborations.  For a summary of our most significant agreements, refer to our MD&A for the year ended December 31, 2005.  During the nine month period ended September 30, 2006, we entered into or modified the following additional agreements:

NuVasive, Inc.

In September 2006, we received $20.0 million from NuVasive, Inc, consisting of $12.0 million in cash and $8.0 million in NuVasive common stock. As a result of this transaction, we are obligated to pay approximately $3.4 million of the consideration received from NuVasive to certain third parties for license fees related to the technology and transaction costs. The payment we received from NuVasive is in consideration for entering a milestone and royalty buyout agreement for the NeoDisc TM cervical disk replacement device and related technology which NuVasive, Inc. licensed from Pearsalls Limited (a subsidiary acquired in the AMI transaction) in August 2005. The payment satisfies a $10.5 million milestone payment related to FDA approval of the IDE application for NeoDisc as well as future milestones, manufacturing services and all future royalties in respect to this product and other potential products based on the technology.  The contingent milestones related to the original agreement were included in the AMI purchase price allocation as other current receivables and the estimated fair value of the manufacturing and royalty agreements were included in intangible assets at a value of $3.4 million.

Genzyme Corporation

In May 2006, we entered into a strategic collaboration agreement with Genzyme Corporation to create novel, localized treatments for cancer patients that target the prevention of tumor re-growth after surgery through the direct application of a combined biomaterial / anti-cancer therapeutic at the site of tumor excision. These potential products may also be useful in treating inoperable tumors, reducing local tumor side-effects, and improving surgical outcomes while complementing existing systemic therapies. Under the collaboration agreement, the companies will conduct research jointly, with both companies contributing key personnel, technology and intellectual property. Genzyme will have primary responsibility for clinical development, manufacturing and worldwide commercialization of any collaboration products. We will participate in the development of products and have a co-marketing option. Collaboration costs and any eventual profits will be shared equally.

Athersys, Inc.

In May 2006, we entered into a strategic collaboration agreement with Athersys, Inc. to co-develop and commercialize Athersys’ non-embryonic stem cell platform technology, MultiStemTM, for use in the indications of myocardial infarction and peripheral vascular disease. Athersys is a private, biopharmaceutical company engaged in the development of therapeutic products for the treatment of life threatening diseases, with development activities currently focused on drug discovery and preclinical research.  We will share in the research and development costs and will be responsible for all commercialization related costs.  Any future profits on any products resulting from the collaboration will be shared.  Concurrent with the collaboration agreement, we made a payment of $5.0 million in exchange for a convertible promissory note, maturing in 6 years, with a coupon of 5% and potentially convertible into stock upon Athersys obtaining additional future financing.  Subject to Athersys fulfilling a milestone obligation, we will make an additional payment of $5.0 million in 2007 which will also be in exchange for a convertible promissory note.

JUVA Medical, Inc.

In April 2006, we invested $5.0 million in Series C preferred stock of JUVA Medical, Inc. (“JUVA”), which represents approximately 12% of the fully diluted shares of JUVA.  JUVA is a private company, engaged in the design and development of highly differentiated and proprietary tissue augmentation devices and delivery systems.  JUVA’s lead product line, FulFilTM, is a saline-filled implant used in procedures for filling facial wrinkles, creating plumper lips, and augmenting facial anatomy such as cheeks and chin.  This investment is accounted for as a long-term investment using the cost method.

Collagen Matrix Technologies, Inc.

In March 2006, through our subsidiary Surgical Specialties Corporation (“SSC”) acquired as part of the AMI transaction, we entered into a development, license and distribution agreement with Collagen Matrix Technologies, Inc. (“CMT”), appointing SSC to be the exclusive worldwide distributor of CMT's Dermalogen™ products for use in aesthetic surgery and dermatology procedures for an initial term of two years.  Dermalogen is an injectable, collagen-based dermal filler that can be used for the correction of wrinkle lines and for the removal or improvement of scars caused by trauma, surgery or acne.  In connection with the agreement, we have committed to fund up to $1.0 million of development costs and will be required to pay future sales milestones and royalties to CMT over a fifteen year royalty term, including an upfront advance royalty of $250,000 which is creditable against future royalties.  CMT will be responsible for manufacturing and, once regulatory approval is obtained, CMT will sell the finished product to us at a fixed price. Manufacturing responsibilities may be transferred to us upon the agreement of the parties.

Orthovita, Inc.

In March 2006, we entered into a revised license agreement with Orthovita, Inc. (“Orthovita”), extending or expanding the terms of our June 2004 exclusive North American sales and distribution agreement with Orthovita with respect to our VITAGEL™ surgical haemostat product.   Upon completion of the sale of VITAGEL products in inventory, which Orthovita purchased from us in the fourth quarter of 2005, the original sales and distribution agreement will be terminated and the revised license agreement will represent the sole agreement governing the relationship between us and Orthovita.  As of September 30, 2006, a minimal amount of inventory remains to be sold under the original agreement.  The key terms of the revised license agreement include the completion of the contractual transfer of manufacturing responsibilities from us to Orthovita (which occurred in June 2006), the extension of the contract term from 2009 to 2014, the expansion of distribution rights to Orthovita the rest of the world, the retention by Orthovita of worldwide exclusive rights in the field of orthopaedic indications through 2014 and co-exclusive rights outside the field of orthopedics beginning in 2007.  Under the terms of our revised agreement, from 2007 we may distribute our own brand of the VITAGEL surgical haemostat formulation on a co-exclusive basis outside the field of orthopedics. Under the revised agreement, we have continued to retain exclusive rights to any drug-loaded version of the VITAGEL product.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").  These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses.  We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time the estimates and assumptions were made. Actual results could differ from our estimates.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results are described below:

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue.  Accordingly, we record royalty revenue derived from BSC sales of paclitaxel-eluting coronary stent systems upon receipt, which results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC. We expect to continue to record royalty revenue upon receipt as it is not possible to record royalty revenue with a high degree of accuracy until such time.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for returns, discounts and allowances.  These provisions are estimated and recorded in the same period as the related product sales and are based on estimates derived from historical experience.  Amounts billed to customers for shipping and handling is included in product sales revenue. The corresponding costs for shipping and handling are included in cost of products sold.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial payments and milestone payments for which we have ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs, including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use, are expensed in the period incurred.  For the quarter ended September 30, 2006 we incurred research and development costs of $11.7 compared to $7.7 million for the same quarter in the prior year.  We did not record any in-process research and development in either quarter.

Income tax expense

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations.  Our effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

Allowance for doubtful accounts

Accounts receivables are presented net of an allowance for doubtful accounts.  In determining the allowance for doubtful accounts, which includes specific reserves, we review accounts receivable aging, customer financial strength, credit standing and payment history to assess the probability of collection.  We continually monitor the collectibility of our receivables.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, we make estimates based on the likelihood that inventory carrying values will be affected by changes in market demand for our products, historical experiences, sales trends, specific categories of inventory and age of on-hand inventory.  A significant change in the timing or levels of demand for our products as compared to forecasted amounts may result in additional provisions for excess or expired inventory in the future.  We record provisions for inventory in cost of products sold.

Stock-based compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation.  SFAS 123(R) requires us to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce a different fair value for stock-based compensation, which could have a material impact on our earnings.  In the quarter ended March 31, 2006, pursuant to the provisions of SFAS 123 (R), we applied the modified-prospective transition method and we recorded stock-based compensation expense of $1.1 million, including a cumulative adjustment reducing stock-based compensation expense of $0.4 million related to estimated forfeitures as required under the new standard.  For the quarter ended September 30, 2006 we recorded $1.5 million in stock based-compensation expense, including $0.3 million for AMI stock options issued upon the acquisition of AMI. As of September 30, 2006, there was $8.9 million and $6.3 million of total unrecognized compensation cost related to non-vested stock options granted under the Angiotech Stock Option Plan and the AMI Stock Option Plan, respectively. These costs are expected to be recognized over a weighted average period of 2.6 and 5.5 years, respectively.

Short and long-term investments

We invest our excess cash balances in short-term securities, principally investment grade commercial debt and government agency notes.  Prior to entering the long-term debt agreements on March 23, 2006, we also invested in long-term securities with maturities of no more than three years. At September 30, 2006, substantially all of our securities were classified as available-for-sale, and accordingly, were recorded at fair market value with unrealized gains and losses included in other comprehensive income (loss) in shareholders’ equity.  Realized gains and losses and any declines in value that are judged to be other-than-temporary are reported in other expenses.

As part of our strategic product development efforts, we also invest in equity securities of certain companies with which we have collaborative agreements. The equity securities of some of these companies are not publicly traded and so fair value is not readily available.  These investments are recorded using the cost method of accounting and are tested for impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations and financial position of the investee, and other evidence supporting the net realizable value of the investment.

Long-term, available-for-sale securities were redeemed in June 2006 for a gain of $1.1 million. A loss on redemption of long-term, available for sale securities of $1.5 million was recorded in March 2006 due to early redemption of long-term investments for proceeds required to fund a portion of the AMI acquisition.  There were no investment write-downs recorded during the three or nine month periods ended September 30, 2005.

Goodwill

Goodwill is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  There were no impairment charges recorded during the three and nine month periods ended September 30, 2006 and 2005.

Intangible assets

Our identifiable intangible assets are primarily comprised of technologies acquired through our business combinations.  Intangible assets also include in-licensed proven medical technologies.  We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to eleven years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets for impairment at least annually and whenever there has been a significant change in any of these factors listed above.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.  There were no impairment charges recorded during the three and nine month periods ended September 30, 2006 and 2005.

Results of Operations

Overview

The following discussion and analysis of results from our operations excludes the financial results from our discontinued operations (see “Results of Operations - Discontinued Operations”).  All discussions and analyses pertain to continuing operations only, unless otherwise noted.  The results from all prior periods have been reclassified to conform to this presentation.

The results for the three and nine month periods ended September 30, 2006 include the results of AMI since the date of acquisition on March 23, 2006.  As AMI was acquired on March 23, 2006, the comparative three and nine month periods ended September 30, 2005 do not include the results of the AMI operations.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$, except per share data)	2006	2005	2006	2005

Revenues
Pharmaceutical Technologies	44,708	47,892	131,022	155,803
Medical Products	41,563	-	90,800	-
Total revenues	86,271	47,892	221,822	155,803

Operating income
Pharmaceutical Technologies	13,994	20,815	40,117	72,378
Medical Products	2,484	-	5,900	-
Total operating income	16,478	20,815	46,162	72,378
Other income (expenses)	(10,876)	5,169	(16,752)	8,484
Income from continuing operations before income taxes and cumulative effect of change in accounting	5,602	25,984	29,410	80,862
Income tax expense (recovery)	(1,802)	9,659	12,256	29,738
Net income from continuing operations before cumulative effect of change in accounting	7,404	16,325	17,154	51,124

Basic net income per common share, continuing operations	0.09	0.19	0.20	0.61
Diluted net income per common share, continuing operations	0.09	0.19	0.20	0.61

We operate in two reportable segments:  (i) Pharmaceutical Technologies; and (ii) Medical Products.  Prior to the acquisition of AMI we reported our operations under one segment, drug-eluting medical devices and biomaterials.

Our Pharmaceutical Technologies segment includes royalty revenue generated from out-licensing our proprietary paclitaxel technology to drug-eluting stent manufacturers, as well as revenue derived from the out-license of certain biomaterials and other technologies.  This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

Operating income from continuing operations for the Pharmaceutical Technologies segment decreased by $6.8 million to $14.0 million for the quarter ended September 30, 2006 when compared to the same quarter in the prior year and decreased by $32.3 million to $40.1 million for the nine month period ended September 30, 2006 when compared to the same nine month period in 2005.  The decrease in the three and nine month periods ended September 30, 2006 when compared to the same periods in the prior year is primarily due to decreases in royalty revenue derived from BSC’s sales of paclitaxel-eluting coronary stent systems and increases in research and clinical trial expenditures.

Operating income from continuing operations for the Medical Products segment was $2.5 million for the quarter ended September 30, 2006 and $5.9 million for the period from March 23, 2006 to September 30, 2006, which is comprised of the operating results of AMI since the date of acquisition.

For the quarter ended September 30, 2006, we recorded total net income from continuing operations before the cumulative effect of a change in accounting policy of $7.4 million ($0.09 basic net income per share) compared to net income from continuing operations of $16.3 million ($0.19 basic net income per share) for the quarter ended September 30, 2005. Income tax expense for the nine month period ended September 30, 2006 includes a charge of $8.7 million related to a recent, retroactive change in the Quebec income tax legislation that increases income taxes payable for 2005 and 2004 (see income taxes).

Revenues

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$)	2006	2005	2006	2005
Pharmaceutical Technologies:
Royalty revenue – paclitaxel-eluting stents	42,043	45,121	122,676	144,517
Royalty revenue – other	1,666	1,517	5,103	4,099
Product sales	946	1,108	3,064	3,125
License fees	53	146	179	4,062
	44,708	47,892	131,022	155,803
Medical Products:
Product sales	41,563	-	90,800	-
Total revenues	86,271	47,892	221,822	155,803

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC for the quarter ended September 30, 2006 decreased by 7% as compared to the same quarter in the prior year and by 15% for the nine month period ended September 30, 2006 compared to the same period in 2005.  The decrease in royalty revenues was primarily a result of lower sales of paclitaxel-eluting stents by BSC and a 2% reduction, from 11% to 9%, in our top royalty rate earned on certain sales after BSC achieved certain revenue thresholds in 2005. Royalty revenue for the current quarter was based on BSC’s net sales for the period April 1, 2006 to June 30, 2006 of $576 million, of which $385 million was in the U.S., compared to net sales of $600 million, of which $422 million was in the U.S., for the same quarter in the prior year. The average gross royalty rate earned in the quarter ended September 30, 2006 on BSC’s net sales was 8.0% for sales in the U.S. and 6.0% for sales in other countries compared to an average rate of 8.0% for sales in the U.S. and 6.4% for sales in other countries for the same period in the prior year.  For the nine month period ended September 30, 2006 total net sales of paclitaxel-eluting stents by BSC on which we derive royalty revenue decreased by approximately 9% and total average royalty rates decreased from 7.9% to 7.3% when compared to the same period in 2005.

We expect revenues in the Pharmaceutical Technologies segment to decrease by approximately 12% in the fourth quarter of 2006 as compared to the third quarter of 2006, based on information recently released by BSC indicating that BSC’s worldwide sales of paclitaxel-eluting stents had declined in BSC’s third quarter ending September 30, 2006. During the third quarter BSC reported reduced growth and market penetration of drug-eluting stents outside the U.S., and some retrenchment in the U.S. drug-eluting stent market.

Sales for the Medical Products segment for the three month period ended September 30, 2006 and the period beginning March 23, 2006 and ending September 30, 2006 represent primarily sales of products obtained through the acquisition of AMI which was completed on March 23, 2006.

Medical Products segment sales decreased by 16% in the third quarter as compared to the second quarter of 2006 as a result of several factors, including summer seasonality, a shorter reporting period which contained approximately eight fewer business days as compared to the prior period, and reduced sales to certain third party medical device manufacturer customers, with the majority of the reduction represented by lower than expected orders of surgical needle product components by three customers during the third quarter.  We have initiated efforts to replace reduced order volume from these customers by pursuing new customers for surgical needle components and certain other of our product lines, and expect to recover a portion of the revenue decline observed in the third quarter during the upcoming fourth quarter of 2006..

Expenditures

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$)	2006	2005	2006	2005
License and royalty fees	6,933	7,224	19,496	21,941
Cost of products sold	20,996	1,120	45,663	3,102
Research and development	11,740	7,692	33,228	22,859
Selling, general and administrative	20,953	8,924	54,505	27,903
Depreciation and amortization	9,171	2,117	21,726	6,620
In-process research and development	-	-	1,042	1,000
	69,793	27,077	175,660	83,425

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily as a result of paclitaxel-eluting coronary stent system royalty revenue received from BSC.  The decrease in this expense in the three and nine month periods ended September 30, 2006 when compared to the same periods in the prior year reflects the decrease in our royalty revenue.  We expect license and royalty fee expense to continue to be a significant cost in 2006, as royalty fee expense is directly related to royalty revenue.

Cost of products sold

Cost of products sold increased by $19.9 million and $42.6 million for the three and nine month periods ended September 30, 2006 compared to the same periods in the prior year primarily as a result of the AMI acquisition.  The gross margin was 51% for the three and nine month periods ended September 30, 2006.  We expect that cost of products sold will continue to be significant during the remainder of 2006.

Research and development

Our research and development expense is comprised of costs incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and operating and occupancy costs. Our research and development activities occur in two main areas:

(i) Discovery and preclinical research - Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and pursuing patent protection for our discoveries.

(ii) Clinical research and development - Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing clinical product candidates towards a goal of obtaining regulatory approval to manufacture and market these product candidates in various geographies.

Research and development expenses by project for the three and nine month periods ended September 30, 2006 and 2005 were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$)	2006	2005	2006	2005

Discovery and pre-clinical research	5,337	6,599	18,094	17,338
Ongoing clinical programs:
Vascular Wrap™ Paclitaxel-Eluting Mesh	2,532	724	5,855	2,180
Anti-infective Central Venous Catheter	1,838	-	5,736	-
Medical products	1,841	-	3,354	-
Other	-	196	11	1,260
	11,548	7,519	33,050	20,778
Other expenses	121	273	360	1,422
Stock-based compensation	596	513	1,672	2,203
Less: Depreciation, amortization and intercompany charges allocated to projects above	(525)	(374)	(1,435)	(1,109)
Total research and development	11,740	7,931	33,647	23,294
Less: Research and development relating to discontinued operations	-	(239)	(419)	(435)
Total research and development relating to continuing operations	11,740	7,692	33,228	22,859

Research and development project expenses include all direct costs as well as an allocation of indirect research and development expenses based on direct effort and costs of each project.  The Vascular WrapTM paclitaxel-eluting mesh project is currently undergoing regulatory review and the CVC project has commenced patient enrolment with approximately 322 of the expected 850 patients enrolled as of September 30, 2006.

The increase in research and development expenditures for the current periods was primarily due to the addition of our clinical and regulatory department in Virginia over the past year, additions to our discovery and pre-clinical research personnel in Vancouver and an increase in third party clinical research costs.  The increase in expenditures was also the result of research and development activity related to our Medical Products of $1.8 million and $3.4 million in the three and nine month periods ended September 30, 2006.  This activity includes expenditures related to applying our coating and regulatory development know-how to our Medical Products.

We expect to continue to incur substantial research and development expenses in the future due to the continuation and expansion of our research and development programs, potential technology in-licensing and regulatory related expenses, preclinical testing of various products under development and the planned initiation and continuation of various human clinical studies in 2006. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.  Success of any clinical program may increase overall research and development expenditures due to the expansion or acceleration of the clinical program.  We may also incur additional research and development expenses in the future related to combining our technologies with AMI’s existing products.

Selling, general and administrative expenses

Total selling, general and administrative expenditures for the quarter ended September 30, 2006 increased by $12.0 million compared to the same quarter in the prior year. The higher expenditures were primarily due to AMI expenditures of $11.2 million in the quarter, an increase in salaries and benefits and operating costs of $1.8 million, offset by a reduction in professional fees arising from patent and litigation related activities of $1.0 million.  The AMI expenditures include $6.7 million for direct sales and marketing personnel and activities, $1.6 million for personnel costs associated with corporate and support functions, and $2.9 million for other operating and occupancy costs.

The increase in selling, general and administrative expenses during the nine month period ended September 30, 2006 from the same period in 2005 was $26.6 million and was primarily driven by expenditures of $24.0 million related to AMI plus higher salaries and benefits and operating costs of $4.0 million reflecting our growing operations offset by a decrease in professional fees of $1.4 million.

In 2006, we expect that selling, general and administrative expenses will continue to be higher than in 2005 primarily due to the acquisition of AMI. In addition, certain expenditures related to the AMI restructuring will be charged to selling, general and administrative expenses in the fourth quarter. Expenditures could fluctuate depending on potential acquisition and in-licensing transactions that we may undertake and the extent of legal efforts required to support and defend our intellectual property portfolio.

Depreciation and amortization

Depreciation and amortization expense for the quarter ended September 30, 2006 included amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $8.2 million and depreciation of property, plant and equipment of $1.0 million.  Depreciation and amortization expense increased by $15.1 million to $21.7 million for the nine month period ended September 30, 2006 versus the same period in the prior year. The increase in amortization and depreciation expense for the three and nine month periods ended September 30, 2006 was primarily due to amortization related to the identifiable intangible assets acquired from AMI.

We expect depreciation and amortization expense to remain at a similar level for the remaining quarter of 2006.

In-process research and development

We record in-process research and development (“IPR&D”) expense relating to acquired or in-licensed technologies that are at an early stage of development and have no alternative future use.  We did not record any IPR&D in the three month periods ended September 30, 2006 or 2005 but recorded IPR&D expense of $1.0 million in the nine month periods ended September 30, 2006 and 2005 as a result of license milestone payments made to Poly-Med, Inc. in accordance with a license agreement. We expect to have further IPR&D expenditures in future periods as we continue to in-license or acquire early stage technologies.

Other Income (Expense)

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$)	2006	2005	2006	2005
Foreign exchange gain (loss)	(528)	2,125	1,778	1,088
Investment and other income	977	3,044	5,494	7,396
Interest expense on long term-debt	(11,325)	-	(23,611)	-
Loss on redemption of investments	-	-	(413)	-
	(10,876)	5,169	(16,752)	8,484

The net foreign exchange gains/losses were primarily the result of changes in the U.S. to Canadian dollar and other foreign currency exchange rates when translating our foreign currency denominated cash, cash equivalents and short-term investments to U.S. dollars at period end.  We continue to hold Canadian dollars and other foreign denominated cash, cash equivalents and short-term investments to meet our anticipated operating and capital expenditure needs in future periods in jurisdictions outside of the U.S.  We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore are exposed to future fluctuations in the U.S. dollar to Canadian dollar and other foreign currency exchange rates.

Investment and other income for the three and nine month periods ended September 30, 2006 decreased when compared to the same periods in the prior year due to a lower cash balance available to invest due to the use of cash resources for the AMI and Quill acquisitions.

During the quarter ended September 30, 2006, we incurred interest expense of $11.3 million on our outstanding long-term debt obligations.  Interest rates on the senior secured term loan ranged between 6.8% and 7.0% for the quarter ended September 30, 2006 and the interest rate at which we incurred interest expense on the senior subordinated notes for the quarter ended September 30, 2006 was 7.75%.  Interest expense for the three month period ended September 30, 2006 included $0.6 million for amortization of deferred financing costs. Since incurring the indebtedness under the senior secured term loan in March 2006, interest rates on the term loan have ranged between 6.3% and 7.0% and the interest rate on the senior subordinated notes has remained fixed at 7.75%.  Interest expense of $23.6 million for the nine month period ending September 30, 2006 includes $1.3 million for amortization of deferred financing costs.

The loss on redemption of investments for the nine month period ended September 30, 2006 is the net result of redemptions of long-term investments during the year.

Income Tax

For the quarter ended September 30, 2006 we had an income tax recovery of $1.8 million compared to income tax expense of $9.7 million for the same quarter in the prior year.  The current period recovery consisted of current and deferred income tax expense of $2.0 million on income from Canadian operations, a current and deferred income tax expense of $2.8 million on income from U.S. operations (including foreign subsidiaries), a deferred income tax recovery of $7.3 million related to amortization of intangible assets and other assets set up at the time of the AMI acquisition and other miscellaneous income tax expense items of $0.7.

For the quarter ended September 30, 2005, income tax expense consisted of current and deferred income tax expense of $12.3 million on income from Canadian operations, a deferred income tax recovery of $0.4 million on the amortization of intangible assets and other miscellaneous tax recovery items of $2.2 million.

For the nine month period ended September 30, 2006 income tax expense was $12.3 million compared to $29.7 million for the same period in the prior year.  The current period expense consisted of current and deferred income tax expense of $19.0 million on income from Canadian operations, current and deferred income tax expense of $3.0 million on income from U.S. operations (including foreign subsidiaries), a deferred income tax recovery of $10.3 million on the amortization of intangible assets and other miscellaneous tax expense items of $0.6 million.  Current tax expense includes a charge of $8.7 million related to the 2005 and 2004 taxation years resulting from a retroactive change in Quebec tax legislation enacted in September 2006. The Quebec tax authorities have issued assessment notices to us and a number of other Canadian companies in connection with an internal financing arrangement that was based on legislation in place at the time of implementation. As the legislation is considered to be enacted under U.S. GAAP, we recorded the full amount in the second quarter of 2006.  We have filed a Notice of Objection with the Quebec tax authorities.  We understand that a number of other Canadian companies have also filed respective Notices of Objection with the Quebec tax authorities.

For the nine month period ended September 30, 2005, income tax expense consisted of current and deferred income tax expense of $33.6 million on income from Canadian operations, a deferred income tax recovery of $1.2 million on the amortization of intangible assets and other miscellaneous tax recovery items of $3.0 million.

The current year decreases in the effective tax rates are a combined result of a legislated decrease in tax rates on royalty revenue earned in our Canadian operations, international tax structures and recoveries on identifiable intangible assets acquired through business combinations.

Discontinued Operations

In September 2006, we determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with our current business strategy and we are actively looking to dispose of these subsidiaries. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica.  The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income. Included in current assets from discontinued operations is an estimated allocation of intangible assets of $3.2 million and goodwill of $3.0 million. We expect to fully recover the estimated net book value of these discontinued operations.  We recorded a net loss from discontinued operations for these subsidiaries of $0.5 million and $0.3 million for the three and nine month periods ended September 30, 2006, respectively.

In 2005, we completed the sale of our Dutch subsidiary, MCTec Holding BV and its operating subsidiary, MCTec BV and decided to close down the offices of our subsidiary, NeuColl, Inc. and terminate its distribution agreements.  Accordingly, we reported the results of operations relating to these entities as discontinued operations, for the current and prior periods, in our Consolidated Statement of Income.  For nine month period ended September 30, 2006, we incurred additional operating expenses relating to the closure of NeuColl for which we recorded a net loss from discontinued operations of $0.9 million for the nine month period ended September 30, 2006.

The operating results of discontinued operations are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$)	2006	2005	2006	2005
Revenues	2,909	1,500	6,983	3,964
Operating loss	(777)	(390)	(1,659)	(1,260)
Other income (expenses)	-	(1)	4	(117)
Loss before income taxes	(777)	(391)	(1,655)	(1,377)
Income tax recovery (expense)	299	(9)	290	326
Net loss from discontinued operations	(478)	(400)	(1,265)	(1,051)

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2005 and 2004.

The results for the quarters ended June 30 and September 30, 2006 include the results of AMI since the date of acquisition on March 23, 2006. As AMI was acquired on March 23, 2006, the comparative quarters do not include the results of the AMI operations.

	Quarter ended
(in thousands of U.S.$, except per share data)	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005

Total revenues	86,271	93,606	41,945	43,846
Operating income (loss)	16,478	18,123	11,561	(41,050)
Net income (loss) from continuing operations	7,404	2,170	7,580	(42,720)
Net income (loss)	6,926	1,827	7,535	(51,260)

Basic income (loss) per share:
Continuing operations	0.09	0.02	0.09	(0.51)
Discontinued operations	(0.01)	-	-	(0.10)
Total	0.08	0.02	0.09	(0.61)
Diluted income (loss) per share:
Continuing operations	0.09	0.02	0.09	(0.51)
Discontinued operations	(0.01)	-	-	(0.10)
Total	0.08	0.02	0.09	(0.61)

	Quarter ended
(in thousands of U.S.$, except per share data)	September 30, 2005	June 30, 2005	March 31, 2004	December 31, 2004

Total revenues	47,892	52,231	55,680	59,358
Operating income	20,815	22,132	29,431	32,228
Net income from continuing operations	16,325	15,565	19,234	41,933
Net income	15,925	15,320	18,828	41,481

Basic income (loss) per share:
Continuing operations	0.19	0.19	0.23	0.50
Discontinued operations	-	-	(0.01)	(0.01)
Total	0.19	0.19	0.22	0.49
Diluted income (loss) per share:
Continuing operations	0.19	0.18	0.23	0.49
Discontinued operations	-	-	(0.01)	(0.01)
Total	0.19	0.18	0.22	0.48

Summary of Quarterly Results

The primary factors and trends that have caused variations in our quarterly results are as follows:

(i)   AMI acquisition – The last two quarters include the results of AMI from the date of acquisition, March 23, 2006.  AMI’s product sales revenue for the current and prior quarter were $41.6 and $49.2 million, respectively, resulting in a significant increase to total revenue.  AMI also contributed approximately $2.5 and $3.4 million in operating income during the third and second quarter of 2006, respectively.  Concurrent with the AMI acquisition, we issued significant long-term debt which resulted in interest expense of $11.3 and $12.3 million in the third and second quarter of 2006, respectively.

(ii) Royalty Revenue from BSC – We receive royalty revenue from BSC based on their net sales of paclitaxel-eluting stent systems throughout the world. Our royalty revenues have been approximately $40.0 to $50.0 million per quarter since the third quarter of 2004 when we received our first substantial royalty payment.  In the third quarter of 2005, royalty revenue from BSC began to decrease due to a 2% reduction in our top royalty rate earned on certain sales by BSC, from 11% to 9%, as a result of BSC achieving certain revenue thresholds in 2005 and a reduced amount of paclitaxel-eluting stent sales by BSC as compared to prior quarters.  In the second and third quarter of 2006 there was also a decrease in sales of paclitaxel-eluting stents by BSC in the U.S. where the average royalty rate is generally higher than in Europe and other countries.

(iii) In-process research and development expense– The amount of IPR&D expense recorded in each quarter depends on the timing of acquisitions and transactions with research and development collaborators.  As these expenses are often significant when compared to other operating expenditures, the results in any quarter could be materially affected by the timing of such expenses.  In each of the first quarters of 2006 and 2005, we recorded $1.0 million IPR&D expense relating to our license agreement with Poly-Med, Inc., increasing the loss for each quarter. In the fourth quarter of 2005, we recorded IPR&D expense of $54.0 million relating to our investment and collaboration transaction with CombinatoRx, Incorporated and our acquisition of Afmedica, Inc., resulting in a net loss for the quarter.

(iv) Income tax expense –Significant estimates are required in determining our provision for income taxes.  Our effective tax rate may change from quarter to quarter based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

(v) Other factors – Our results may also be affected by fluctuations in research and development expenses and in selling, general and administrative expenses from quarter to quarter due to our continued expansion of our research and development programs, increases in legal efforts required to support our intellectual property portfolio and increases in the number of employees required to support our growing operations.

Liquidity and Capital Resources

On March 23, 2006, concurrent with our acquisition of AMI, we completed an offering of $250.0 million in aggregate principal amount of 7.75% senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425.0 million senior secured credit facility consisting of a $350.0 million term facility maturing in 2013 and a $75.0 million revolving credit facility maturing in 2011.  No amounts of the $75.0 million credit facility were drawn.  The net proceeds from the sale of the $250.0 million 7.75% senior subordinated notes due 2014 and the $350.0 million term loan, as well as cash on hand, were used to finance the AMI acquisition.  The significant terms relating to our senior subordinated notes and senior secured credit facility are described below.  Prior to the AMI acquisition, our principal sources of liquidity were cash provided by operations and issuance of common stock.

At September 30, 2006, we had working capital of $93.6 million, excluding current assets and current liabilities from discontinued operations, and cash resources of $81.7 million, consisting of cash and cash equivalents. In aggregate, our cash resources decreased by $242.7 million from $324.4 million at December 31, 2005 primarily due to the use of cash to finance the AMI and Quill acquisitions.  These cash resources, in addition to cash generated from operations, are used to support our continuing clinical studies, research and development initiatives, working capital requirements, debt servicing requirements and for general corporate purposes.  We may also use our cash resources and borrowings under our senior secured credit facility to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.

We believe that our existing principal sources of liquidity are sufficient to satisfy the funding of current product development programs, contractual obligations, and other operating and capital requirements, including debt servicing requirements and other potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis.  Our cash inflows and the amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings. We may also from time to time consider certain financing opportunities, including various types of debt or equity securities, as alternatives to our current senior secured credit facilities and senior subordinated notes.

Cash Flow Highlights

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$)	2006	2005	2006	2005

Cash provided by operating activities	5,070	23,571	37,419	80,638
Cash provided by (used in) investing activities	19,667	31,672	(576,274)	(65,849)
Cash provided by financing activities	41	127	558,434	1,826
Net increase in cash and cash equivalents	24,778	55,370	19,579	16,615
Cash and cash equivalents, end of period	81,742	134,859	81,742	134,859

Cash Flows from Operating Activities

Cash provided by operating activities for the three months ended September 30, 2006 was $5.1 million compared to $23.6 million for the corresponding period in 2005. Net income for the current quarter, excluding non-cash items, resulted in cash inflows of $8.3 million compared to $23.1 million for the same period in the prior year. The decrease in net cash income was the net result of a decrease in royalty revenue, an increase in interest expense offset by an increase in earnings related to AMI.  Working capital requirements resulted in cash outflows of $3.2 million during the three months ended September 30, 2006 compared to cash inflows of $0.5 million for the comparative period in 2005. The increase in cash outflows related to working capital for the three months ended September 30, 2006 was primarily driven by an increase in inventory and prepaid expense balances plus interest payments made, offset by an increase in income tax payable at the end of the period.

For the nine months ended September 30, 2006, cash provided by operating activities was $37.4 million compared to $80.6 million for the same period in 2005. Net income during the current nine month period, excluding non-cash items, resulted in cash inflows of $30.4 million compared to $78.3 million for the same period in the prior year.  The decrease in net cash income was the net result of a decrease in royalty revenue and an increase in interest expense offset by earnings contributed by the AMI operations. Working capital requirements resulted in cash inflows of $7.0 million during the nine months ended September 30, 2006 compared to cash inflows of $2.3 million for the comparative period in 2005. The increase in cash inflows related to working capital for the nine months ended September 30, 2006 was primarily due to collection of accrued interest and accounts receivable, an increase in income taxes and interest payable amounts outstanding at period end, offset by an increase in inventory at period end.

Cash Flows from Investing Activities

Net cash provided by investing activities for the quarter ended September 30, 2006 was $19.7 million compared to net cash provided of $31.7 million for the same quarter in the prior year.  For the quarter ended September 30, 2006, the provision of cash was primarily due to proceeds from net redemption of short term-investments of $15.8 million and gross proceeds from the NuVasive transaction of $12.0 million, net of payments for capital assets of $2.2 million and payment of acquisition related accruals of $6.0 million.  Net cash provided by investing activities for the quarter ended September 30, 2005 of $31.7 million was primarily due to proceeds from net redemptions of short-term and long-term investments.  For the nine month period ended September 30, 2006 net cash used of $566.4 million was primarily for the AMI and Quill acquisitions net of redemptions on short-term and long-term investments.  Net cash used by investing activities for the nine month period ended September 30, 2005 of $65.8 million was primarily due to purchases of short-term and long-term investments.

We invest our excess cash balances in short-term marketable securities, principally investment grade commercial debt and government agency notes. The primary objectives of our marketable securities portfolio are liquidity and safety of principal.  Investments are made with the objective of achieving the highest rate of return while preserving our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.  Cash equivalents have maturity dates to November 24, 2006. At September 30, 2006, we retained $17.7 million (CDN $19.8 million) denominated in Canadian dollars in order to meet our anticipated Canadian operating and capital expenditures in future periods.

Cash Flows from Financing Activities

Net cash provided by financing activities for the quarter ended September 30, 2006 of $.04 million was due to proceeds received from the exercise of stock options of $3.4 million net of the repayment of $2.7 million of our senior secured credit facility and payment of $0.7 million in direct financing transaction costs.  Net cash provided by financing activities for the nine month period ended September 30, 2006 of $558.4 million was mainly due to net proceeds received from the credit facility and the senior subordinated notes and proceeds from exercise of stock options of $6.5 million, net of the repayment of $30.1 million on our secured credit facility.

Credit Facility

On March 23, 2006, we entered into a $425.0 million senior secured credit facility which includes a $350.0 million senior secured term loan maturing March 23, 2013 and a senior secured $75.0 million revolving credit commitment maturing March 23, 2011.  Borrowings under this credit facility can be either Eurodollar or base rate loans.  Eurodollar loans bear interest at an applicable rate based on our leverage ratio plus an adjusted LIBOR rate (London Interbank Offered Rate).  Base rate loans bear interest at an applicable rate based on our leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5%.  From July 1, 2006 through to December 31, 2012, the term loan is repayable in quarterly instalments of $804,000, subject to certain adjustments.  The remaining principal balance is due on maturity; however, we are able to prepay principal at anytime.  Annually, we are required to repay term loan principal equal to a percentage of excess cash flow (as defined in the credit facility), which is dependent upon our consolidated leverage ratio.  The credit facility is secured by a security interest covering all property and assets, including intellectual property, of Angiotech Pharmaceuticals, Inc., Angiotech Pharmaceuticals (US), Inc. (a wholly owned subsidiary) and certain subsidiary guarantors (directly or indirectly wholly owned).

At September 30, 2006, the outstanding senior secured term loan was $319.9 million, with an all-in interest rate of 6.9%, and no amounts were borrowed under the revolving credit commitment.  During the quarter ended September 30, 2006 we issued a letter of credit for $1.5 million related to workers’ compensation liability in the U.S. We repaid $2.7 million of the senior secured term loan during the three month period ended September 30, 2006 and $30.1 million has been repaid since March 23, 2006.

Senior Subordinated Notes

On March 23, 2006, we issued $250.0 million aggregate principal amount of 7.75% senior subordinated notes due 2014. Interest is payable semi-annually in arrears on April 1 and October 1 of each year through to maturity beginning October 1, 2006. The senior subordinated notes and related note guarantees provided by us and certain of our subsidiaries are subordinated to senior secured indebtedness, including amounts outstanding under our credit facility described above.  Prior to April 1, 2009, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity and convertible debt offerings, and on or after April 1, 2009, we may redeem all or a part of the notes at specified redemption prices.

Debt Covenants

The terms of our credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. In addition, the credit facility and the indenture governing the senior subordinated notes specify maximum or permitted amounts for certain types of capital transactions.  As of September 30, 2006 and October 27, 2006, we are in compliance in all material respects with these covenants and were not in breach of any provision of the credit facility and senior subordinated notes that would cause an event of default to occur. For a more detailed description of our debt covenants, refer to our 2005 AIF.

Contractual Obligations

Our significant contractual obligations for the next five years and thereafter include:

(in thousands of U.S.$)	Payments due by period
	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years

Long-term debt repayments	569,909	3,215	6,430	6,430	553,834
Long-term debt interest obligations	289,298	42,366	84,045	82,870	80,016
Commercialization efforts	25,150	7,650	17,500	-	-
Operating leases	24,841	2,722	4,994	3,642	13,483
License and research agreement obligations	3,100	1,300	1,800	-	-
Total obligations	912,298	57,253	114,769	92,942	647,333

Long-term debt includes $319.9 million drawn under the term loan portion of our senior secured credit facility and $250.0 million of senior subordinated notes. Repayments are based on contractual commitments as defined in the credit facility and the indenture governing the senior subordinated notes, excluding the requirement for repayments of term loan principal based on a percentage of excess cash flow as defined in the credit facility.  Long-term debt interest obligations on variable rate debt are estimated using the current interest rates in effect at September 30, 2006. Long-term debt repayments and interest obligations assume no early repayment of principal.

Commercialization efforts relate to commitments in the Quill acquisition agreement. We have entered into operating leases in the ordinary course of business for office and laboratory space with various expiries through July 2019. We are also committed to research and development funding payments million relating to an agreement with Poly-Med Inc.

The table above does not include any cost sharing or milestone payments in connection with research and development collaborations with third parties as these payments are contingent on the achievement of specific developmental, regulatory or commercial activities and milestones.  In addition, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained.

The table above also does not reflect contingent obligations in connection with our research and license agreements with CombinatoRx, Athersys and other collaborators and licensors, or our acquisitions of Afmedica and Quill. We have the option to extend our research collaboration with CombinatoRx from thirty months to sixty months for additional consideration of $7.0 million.  We may make an additional payment of $5.0 million to Athersys which would be in exchange for a convertible promissory note in 2007 subject to Athersys fulfilling a milestone obligation. We have a contingent obligation of $10.0 million to former Afmedica equity holders should we reach certain development and regulatory milestones with respect to any Afmedica product. We may be required to make additional contingent payments of up to $160.0 million to the former shareholders of Quill upon the achievement of certain revenue growth and development milestones. These payments to the former Quill shareholders are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. We may also have to make royalty payments based on a percentage of future sales of certain products associated with certain collaborators and licensors in the event regulatory approval for marketing is obtained.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the U.S. at September 30, 2006 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness and operation of our disclosure controls and procedures during the quarter ended September 30, 2006.  Based on that evaluation the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Risks Related to Our Business

The significant risk factors generally associated with our business, as described in our 2005 AIF, are substantially unchanged. The following details the litigation that we are currently involved in:

(i)  BSC involvement with litigation

BSC is involved in several legal proceedings concerning challenges to its stent business.  As an example, on June 21, 2005, a Delaware jury held that BSC’s TAXUS Express2 TM paclitaxel-eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation (“Cordis”), a subsidiary of Johnson & Johnson Inc. (“JNJ”).  These jury verdicts were upheld by the District Court of Delaware on May 11, 2006.  On July 1, 2005, the jury held that Cordis/JNJ’s Bx VELOCITY, Bx SONIC, CYPHER ® and PALMAZ GENESIS stents infringe BSC’s Jang patent (U.S. 5,922,021) and that Cordis/JNJ’s CYPHER stent infringed BSC’s Ding patent (U.S. 6,120,536).  On May 11, 2006, the District Court of Delaware decided that JNJ’s CYPHER stent infringes one of BSC’s patents.  Cordis is not seeking injunctive relief against the TAXUS Express stent.  Although the Palmaz Schatz patent expired at the end of 2005, the Gray patent does not expire until 2016.  Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched.  If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent.  As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced.  Thus, our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC’s ability to continue to sell its TAXUS Express2 stent and launch and sell the TAXUS Liberté stent in the U.S.  As another example, BSC was involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express paclitaxel-eluting and Express bare metal stents.  A settlement in this matter was announced on September 21, 2005.  On November 8, 2005, BSC filed a civil action in Delaware asserting infringement of BSC’s Jang patent by Conor Medsystems, Inc.  The Delaware Court has set a trial date in October 2007 to hear the merits of BSC’s assertion.  We expect that our licensees may be involved in other material legal proceedings in the future relating to the paclitaxel-eluting stent.

(ii) Patent oppositions

As part of our patent strategy, we have filed a variety of patent applications internationally.  Oppositions have been filed regarding four of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690). The oppositions against European Patent Nos. EP0711158, EP0809515 and EP1155690 are at an early stage, with briefs being exchanged.  On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier.  None of the original parties to the proceedings filed an Appeal of this decision.  Two non-parties to the Opposition (Conor Medsystems, Inc. and Sahajanand Medical Technologies Pvt. Ltd.) subsequently submitted various documents to the European Patent Office (“EPO”), including Notices of Intervention and of Appeal. On March 14, 2007, the EPO is scheduled to hold an Oral Hearing to determine whether these Notices of Intervention and of Appeal were validly filed.  Also in Europe, an Opposition was filed against EP0830110, which covers one or our LifeSpanTM vascular graft products.  In an Oral Hearing held on September 28, 2006, the EPO determined that the patent was valid with certain claim amendments. The opponent may appeal within four months from the date of the decision. On July 7, 2006, an Opposition was filed against our New Zealand Patent No. 511762.  The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

(iii) Angiotech and BSC involvement with litigation

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide.  Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others.  Should it become necessary to protect those rights, we will pursue all cost-efficient strategies, including when appropriate, negotiation or litigation in any relevant jurisdiction. For example, on February 1, 2005, we announced that, together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement of the Netherlands-equivalent of EP0706376. On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that the U.K.-equivalent of EP0706376 is invalid and seeking to have that patent revoked.  Trial on this issue was held in the U.K. in October and in December 2005. On February 24, 2006, the court held that this U.K. patent was invalid. We appealed this decision by the High Court of Justice and our appeal will be heard by the U.K. Court of Appeal during the week of December 11, 2006. On March 31, 2005, a claim was filed by Conor Medsystems, Inc. in a court in Australia, alleging invalidity of three of our Australian patents.  Trial in this Australian patent revocation action is scheduled for February 2007.  On April 4, 2005, we along with BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. (“SMT”) for patent infringement of the Netherlands-equivalent of EP0706376.  A hearing was held on March 10, 2006, and the court issued a decision on May 3, 2006, finding the patent valid and the activity of SMT to be an infringement of the patent.  SMT appealed this decision, but a date for the appeal hearing has not yet been set.  In November 2005, Conor Medsystems, Inc. commenced a legal action in the Netherlands against us, asserting that the Netherlands patent which corresponds to our EP0706376 patent is invalid and should be revoked.  A hearing on both the patent validity issue, and the issue of whether Conor’s CoStar™ stent infringes at least one claim of the Netherlands-equivalent to EP0706376 was held on October 27, 2006 in the Hague.  We expect the results of this hearing by the end of December 2006. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel.  Angiotech has appealed this decision to Japan’s Intellectual Property High Court, and a hearing date of December 11, 2006 has been set.  In December 2005, BSC and we initiated a Preliminary Proceedings action against Occam International and its parent company Biosensors requesting a preliminary injunction for infringement of the Netherlands-equivalent of EP0706376.  A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us.  BSC and Angiotech filed an appeal to this judgment on February 24, 2006.  The outcomes of these legal proceedings are uncertain at this time.

(iv) Litigation assumed with the AMI acquisition

On September 9, 2005, DePuy Mitek, Inc. filed suit against Arthrex Inc. and Pearsalls Limited, one of AMI’s subsidiaries, for infringement of DePuy Mitek’s patent which relates to certain sutures (U.S. Patent No. 5,314,446). On September 26, 2006, both Markman and Summary Judgment Motions Hearing were held, and the Court has taken the matter under advisement with no date for further action being set. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and has agreed to pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of AMI’s subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (U.S. Patent No 5,025,797 and U.S. Patent No 5,400,798) was held in December 2005, and a decision is awaited.

We expect to continue to incur litigation expenses in 2006 as we intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology.  Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

(v) We depend on Boston Scientific for a significant amount of our future revenues and development of TAXUS.

Although the acquisition of AMI has diversified our revenue, we anticipate that a significant amount of our revenue for the next few years will be derived from and dependent upon royalty revenues from BSC.  We do not have control over the sales and marketing efforts, stent pricing, production volumes, distribution or regulatory environment related to BSC’s paclitaxel-eluting coronary stent program.  Our involvement is limited to the terms of our 1997 license agreement, ( as amended ) with BSC and Cook , which provides for the receipt of royalty revenue based on the net sales of TAXUS and specifies the applicable royalty rates.  Certain recent medical studies indicate that the use of drug-eluting stents in patients may increase the rate of late stent thrombosis (the formation of blood clots in the stent), which may cause heart attacks or death, in comparison to the rate of late stent thrombosis when bare-metal stents are used, and the FDA has scheduled meetings on December 7th and 8th, 2006 with a panel of experts to examine these studies and to make a recommendation about whether additional studies or labeling changes are needed for drug-eluting stents.

If BSC is impaired in its ability to market and distribute TAXUS, whether due to a failure to comply with applicable regulatory requirements, discovery of a defect in the device, increased incidence of adverse events or identification of other safety issues, or previously unknown problems with the manufacturing operations for TAXUS, our revenues could be significantly reduced. BSC’s failure to resolve these issues in a timely manner and to the satisfaction of Food and Drug Administration (“FDA”) and other regulatory authorities, or the occurrence of similar problems in the future, could have a significant impact on our royalty revenue from sales of TAXUS.  Additionally, BSC may terminate the license agreement under certain circumstances, including, if BSC is unable to acquire a supply of paclitaxel at a commercially reasonable price, if BSC reasonably determines that the paclitaxel-eluting coronary stent is no longer commercially viable, or if our license agreement with the National Institute of Health (NIH), certain of which rights are sublicensed to BSC, terminates.  During the three and nine month periods ended September 30, 2006, revenue from BSC represented approximately 47 % of our total revenue and 55 % of our total revenue on a pro forma basis.

There is no guarantee that royalty payments under the license agreement with BSC will continue, and demand for BSC’s paclitaxel-eluting coronary stent products could decline as a result of competition, technological change or other factors.  If we are unable to launch successful new products, or if there is a reduction in demand for our products or the products of our licensees for any reason, our business would be seriously harmed.

(vi) We may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs.

Successful integration of AMI into our business depends upon our management’s continued ability to manage the combined operations effectively and to benefit from increased manufacturing and sales and marketing capabilities, product synergies and revenue diversification.  Our acquisition of AMI substantially increased the scale and scope of our operations.  In connection with the integration of AMI, we must manage the creation of new divisions, or the consolidation or elimination of divisions, in our business and expand the functions currently performed by us.  In particular, AMI has significant manufacturing operations and capacity, marketing and dedicated sales teams and highly fragmented operations, including manufacturing facilities located in four different countries and approximately 1,400 employees.  The integration process involves complex operational and personnel-related challenges.  This process is time-consuming and expensive.  It may require a longer than expected time frame to achieve integration and integration may not result in the benefits, in the times or amounts, we currently expect.

Other risks that may result from our acquisition of AMI include:

•

difficulties associated with integrating into our business and operations the operations and personnel of AMI;

•

potential disruption of both companies’ business;

•

inability to introduce new products into the marketplace or maintain or increase current sales levels of existing products;

•

inability to maintain a competitive product offering;

•

diversion of management’s attention and other resources;

•

successful integration may be more complex and require a longer time frame to achieve;

•

inability of the companies to maintain uniform standards, controls, procedures and policies;

•

difficulties associated with attracting and retaining key personnel;

•

loss of customers;

•

unanticipated costs of terminating or relocating facilities and operations; and

•

unanticipated issues in integrating information, communications and other systems.

In addition, until 2003, the operating subsidiaries of AMI were independently managed and operated, and certain administrative functions have yet to be fully integrated.  Also, AMI acquired a company in December 2005.  The challenges of fully integrating the operations of that company within AMI will further add to the difficulty of integrating AMI and our Company.

(vii) If our products are alleged to be harmful, we may not be able to sell them and we may be subject to product liability claims not covered by insurance.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products and medical devices.  Using our drug candidates or devices in clinical trials may expose us to product liability claims.  These risks will expand with respect to drugs or devices, if any, that receive regulatory approval for commercial sale.  In addition, some of the products we manufacture and sell are designed to be implanted in the human body for varying periods of time.  Even if a drug or device were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may have resulted from our products.  Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product-related risks or product-related information or other safety issues with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a patient.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market.  In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount in damages.  A recall of some of our products could result in exposure to additional product liability claims, lost sales and significant expense to perform the recall.  The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential loss relating to these types of lawsuits may remain unknown for substantial periods of time.  In addition, the cost to defend against any future litigation may be significant.

We do not have insurance covering our costs and losses as a result of any recall of products or devices incorporating our technologies because of alleged defects, whether such recall is instituted by a device manufacturer or us as required by a regulatory agency.  Product liability insurance and insurance to cover costs and losses associated with product recalls is expensive and, if we seek such insurance in the future, it may not be available on acceptable terms.  Even if obtained, insurance may not fully protect us against potential product liability claims with respect to uninsured liabilities or for amounts in excess of insured liabilities or for our costs and losses associated with product recalls.  If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer.  Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

Outstanding Share Data

As of September 30, 2006, there were 84,983,735 common shares issued and outstanding for a total of $470.1 million in share capital.  At September 30, 2006, we had 7,363,131 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,238,100 were exercisable) at a weighted average exercise price of CDN$16.43.  We also had 201,968 U.S. dollar stock options outstanding under this plan at September 30, 2006, (of which 82,344 were exercisable) at a weighted average exercise price of U.S. $17.63.

As of October 27, 2006, there were 84,983,735 common shares issued and outstanding for a total of $470.1 million in share capital and there were 7,326,089 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,299,290 were exercisable) at a weighted average exercise price of CDN$17.03.  There were also 201,968 U.S. dollar stock options outstanding under this plan at October 27, 2006, (of which 86,542 were exercisable) at a weighted average exercise price of U.S. $17.63.

As of September 30 there were 304 stock options outstanding in the AMI stock option plan (of which none were exercisable) and as of October 27, 2006, there were 247 stock options outstanding in the AMI stock option plan (of which none were exercisable). Each AMI stock option converts into approximately 3,852 Angiotech Pharmaceuticals, Inc. common shares upon exercise at a weighted average exercise price of USD $15.44.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Third quarter ended September 30, 2006

(Unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	September 30,	December 31,
	2006	2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	81,700	62,163
Short-term investments [note 6]	8,000	133,279
Accounts receivable, net	24,674	3,377
Inventories [note 7]	31,608	786
Assets held for sale [note 8]	-	5,508
Deferred income taxes	5,234	1,703
Prepaid expenses and other current assets	5,174	2,056
Assets from discontinued operations [note 4]	16,757	-
Total current assets	173,147	208,872
Long-term investments [note 6]	43,311	170,578
Property, plant and equipment, net [note 9]	60,591	11,042
Intangible assets, net [note 10]	250,805	45,447
Goodwill	643,197	46,071
Deferred income taxes	4,154	11,350
Deferred financing costs, net [note 12]	17,065	-
Other assets	2,133	1,334
	1,194,403	494,694
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities [note 11]	39,773	19,187
Income taxes payable	16,829	6,738
Interest payable on long-term debt	1,319	-
Deferred revenue – current portion	1,630	1,630
Long-term debt – current portion [note 12]	3,215	-
Liabilities from discontinued operations [note 4]	3,156	-
Total current liabilities	65,922	27,555
Deferred revenue	1,474	1,632
Deferred leasehold inducement	2,683	2,827
Deferred income taxes	72,356	-
Long-term debt [note 12]	566,694	-
	643,207	4,459
Commitments and contingencies [note 16]
Stockholders’ equity
Share capital [note 13]
Authorized:
200,000,000 Common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
September 30, 2006 – 84,983,735
December 31, 2005 – 84,291,517	470,124	463,639
Additional paid-in capital	26,330	21,929
Accumulated deficit	(29,319)	(45,607)
Accumulated other comprehensive income	18,139	22,719
Total stockholders’ equity	485,274	462,680
	1,194,403	494,694

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$

REVENUE
Royalty revenue	43,709	46,638	127,779	148,616
Product sales, net	42,509	1,108	93,864	3,125
License fees	53	146	179	4,062
	86,271	47,892	221,822	155,803
EXPENSES
License and royalty fees	6,933	7,224	19,496	21,941
Cost of products sold	20,996	1,120	45,663	3,102
Research and development	11,740	7,692	33,228	22,859
Selling, general and administration	20,953	8,924	54,505	27,903
Depreciation and amortization	9,171	2,117	21,726	6,620
In-process research and development	-	-	1,042	1,000
	69,793	27,077	175,660	83,425
Operating income	16,478	20,815	46,162	72,378
Other income (expenses):
Foreign exchange gain (loss)	(528)	2,125	1,778	1,088
Investment and other income	977	3,044	5,494	7,396
Interest expense on long-term debt	(11,325)	-	(23,611)	-
Loss on redemption of investments	-	-	(413)	-
Total other income (expenses)	(10,876)	5,169	(16,752)	8,484
Income from continuing operations before income taxes and cumulative effect of change in accounting	5,602	25,984	29,410	80,862
Income tax expense (recovery) [note 15]	(1,802)	9,659	12,256	29,738
Income from continuing operations before cumulative effect of change in accounting	7,404	16,325	17,154	51,124
Loss from discontinued operations, net of income taxes [note 4]	(478)	(400)	(1,265)	(1,051)
Cumulative effect of change in accounting [note 3]	-	-	399	-
Net income	6,926	15,925	16,288	50,073

Basic net income (loss) per common share:
Continuing operations	0.09	0.19	0.20	0.61
Discontinued operations	(0.01)	-	(0.01)	(0.01)
Total	0.08	0.19	0.19	0.60
Diluted net income (loss) per common share:
Continuing operations	0.09	0.19	0.20	0.61
Discontinued operations	(0.01)	-	(0.01)	(0.01)
Total	0.08	0.19	0.19	0.60

Basic weighted average number of common shares outstanding (in thousands)	84,832	84,125	84,674	84,097
Diluted weighted average number of common shares outstanding (in thousands)	85,463	84,125	85,484	84,097

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(All amounts expressed in thousands of U.S. dollars, except share data)

(Unaudited)

	Common	Shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Total stockholders’ equity
	Shares	Amount
	#	$	$	$	$	$
Balance at December 31, 2005	84,291,517	463,639	21,929	(45,607)	22,719	462,680
Exercise of stock options for cash	359,685	3,107				3,107
Stock-based compensation			1,101			1,101
Net unrealized gain on available-for-sale securities					9,448	9,448
Reclassification of net unrealized loss on available-for-sale securities					677	677
Net income				7,535		7,535

Balance at March 31, 2006	84,651,202	466,746	23,030	(38,072)	32,844	484,548
Stock-based compensation			1,780			1,780
Net unrealized loss on available-for-sale securities					(5,584)	(5,584)
Reclassification of net unrealized gain on available-for-sale securities					(761)	(761)
Cumulative translation adjustment					532	532
Net income				1,827		1,827

Balance at June 30, 2006	84,651,202	466,746	24,810	(36,245)	27,031	482,342
Exercise of stock options for cash	332,533	3,378				3,378
Stock-based compensation			1,520			1,520
Net unrealized loss on available-for-sale securities					(9,135)	(9,135)
Reclassification of net unrealized loss on available-for-sale securities					18	18
Cumulative translation adjustment					225	225
Net income				6,926		6,926

Balance at September 30, 2006	84,983,735	470,124	26,330	(29,319)	18,139	485,274

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Net income	6,926	15,925	16,288	50,073
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	10,554	2,755	24,392	8,445
Loss on disposal of property, plant and equipment	-	41	51	41
Gain on sale of intangible asset	(148)		(148)
Loss on redemption of available-for-sale securities	-	-	413	-
Gain on disposition of assets held for sale	-	-	(685)	-
Gain on sale of subsidiary	-	-	(47)	-
Unrealized foreign exchange loss (gain)	475	(313)	-	418
Deferred income taxes	(11,365)	3,395	(16,629)	15,698
License fees	-	-	-	(3,848)
Stock-based compensation expense	1,520	1,468	4,800	4,731
Deferred revenue	(53)	(146)	(159)	1,801
Non-cash interest expense	645	-	1,320	-
In-process research and development	-	-	1,042	1,000
Other	(242)	(8)	188	(25)
Cumulative effect of change in accounting principle	-	-	(399)	-
Net change in non-cash working capital items relating to operations [note 18]	(3,242)	454	6,992	2,304
Cash provided by operating activities	5,070	23,571	37,419	80,638
INVESTING ACTIVITIES
Purchase of short-term investments	-	(65,096)	(132,763)	(205,808)
Proceeds from short-term investments	15,895	91,796	264,927	238,446
Purchase of long-term investments	(134)	(5,861)	(10,147)	(114,537)
Proceeds from long-term investments	-	11,484	129,544	19,564
Purchase of property, plant and equipment	(2,157)	(651)	(11,714)	(2,514)
Purchase of intangible assets	50	-	(35)	-
Proceeds from sale of intangible asset	3,400	-	3,400	-
Acquisition of businesses, net of cash acquired [note 5]	(5,987)	-	(831,759)	-
Proceeds from sale of subsidiary	-	-	47	-
Proceeds from sale of assets held for sale	-	-	6,395	-
In-process research and development	-	-	(1,042)	(1,000)
Other assets	8,600	-	6,873	-
Cash provided by (used in) investing activities	19,667	31,672	(576,274)	(65,849)
FINANCING ACTIVITIES
Principal repayment of long-term obligations	(2,664)	-	(30,091)	-
Proceeds from long-term obligations, net of financing costs	(673)	-	582,040	-
Proceeds from stock options exercised	3,378	127	6,485	1,826
Cash provided by financing activities	41	127	558,434	1,826
Net increase in cash and cash equivalents	24,778	55,370	19,579	16,615
Cash and cash equivalents, beginning of period	56,964	79,489	62,163	118,244
Cash and cash equivalents, end of period	81,742	134,859	81,742	134,859

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury.

1.   BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s  audited consolidated financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Annual Report filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at September 30, 2006 and for all periods presented, have been made.  The results of operations for the three and nine month periods ended September 30, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

All amounts herein are expressed in U.S. dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

Other than the new accounting policies required below due to the acquisition of AMI, and the change in accounting policy described further in note 3 to these interim consolidated financial statements, all accounting policies are the same as described in note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2005 included in the Company’s 2005 Annual Report filed with the appropriate securities commissions.

Foreign currency translation

The assets and liabilities of foreign subsidiaries using the local currency as their functional currency are translated to U.S. dollars based on current exchange rates and any resulting translation adjustment are included in accumulated other comprehensive income/(loss).

The functional currency of the Company’s foreign operations is the U.S. dollar.  For these foreign operations, assets and liabilities are re-measured at the period-end or historical rates as appropriate.  Revenues and expenses are re-measured at average monthly rates.  Currency transaction gains and losses are recognized in the current operations.

Allowance for Doubtful Accounts

Accounts receivables are presented net of an allowance for doubtful accounts.  In determining the allowance for doubtful accounts, which includes specific reserves, the Company reviews accounts receivable agings, customer financial strength, credit standing and payment history to assess the probability of collection.  The Company continually monitors the collectibility of the receivables. Receivables are written off when management determines they are uncollectible.

Inventories

Raw materials are recorded at the lower of cost, determined on a specific item basis, and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Deferred financing costs

Financing costs for long-term debt are capitalized and amortized on a straight-line basis which, approximates the effective-interest rate method to interest expense over the life of the debt instruments.

Revenue recognition

Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns, discounts and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.

Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor.

Amounts billed to customers for shipping and handling are included in revenue.  The corresponding costs for shipping and handling are included in cost of products sold.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is provided using the straight-line method over the following terms:

Building	40 years
Leasehold improvements	Term of the lease
Manufacturing equipment	3 – 10 years
Research equipment	5 years
Office furniture and equipment	3 – 10 years
Computer equipment	3 – 5 years

Intangible assets

Identifiable intangible assets are not amortized but are tested for impairment at least annually.  Intangible assets with finite lives are amortized based on their estimated useful lives.  Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

In-licensed technologies	5 – 10 years
Acquired technologies	2 – 10 years
Distribution relationships	10 years
Other	2 – 12 years

3.   CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R), after adjustment for estimated forfeitures as discussed below.  Accordingly, SFAS 123(R) no longer permits pro-forma disclosure for income statement periods after January 1, 2006 and compensation expense will be recognized for all share-based payments on grant-date fair value, including those granted, modified or settled prior to October 1, 2002, the date that the Company adopted SFAS 123.  The Company expenses the compensation cost of share-based payments over the service period using the straight-line method.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under SFAS 123, upon adoption of SFAS 123(R), the Company recognized the cumulative effect of a change in accounting principle to reflect forfeitures for prior periods which resulted in an increase in net income of $399,000.  This cumulative effect has no impact on basic and diluted earnings per share.

Pro forma disclosure

For the comparative period, the following pro forma financial information presents the net income for the period from continuing operations and basic and diluted net income per common share from continuing operations had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

	Three months ended September 30,	Nine months ended September 30,
	2005	2005
	$	$

Net income from continuing operations	16,325	51,124
Add: Stock-based employee compensation expense included in net income above	1,468	4,731
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(2,328)	(7,565)

Pro forma net income from continuing operations	15,465	48,290
Basic net income per common share from continuing operations
As reported	0.19	0.61
Pro forma	0.18	0.57
Diluted net income per common share from continuing operations
As reported	0.19	0.61
Pro forma	0.18	0.57

4.   DISCONTINUED OPERATIONS

In the third quarter of 2006, the Company determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with the Company’s current business strategy and are actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income.  Included in current assets from discontinued operations is an estimated allocation of intangible assets of $3.2 million and goodwill of $3.0 million. The Company expects to fully recover the estimated net book value of the discontinued operations.

On December 30, 2005, the Company completed the sale of 100% of the outstanding shares of its Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV.  The results of operations from the Dutch subsidiaries for the prior periods have been reported as discontinued operations in the Company’s Consolidated Statements of Income.

In the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements.  As a result of this decision, the results of operations from the NeuColl subsidiary for the current and prior periods have been reported as discontinued operations in the Company’s Consolidated Statements of Income.

The assets and liabilities of the AMI subsidiaries included in discontinued operations are presented in the Company’s Consolidated Balance Sheets under the captions “Assets from discontinued operations” and “Liabilities from discontinued operations.”  The carrying amounts of the major classes of these assets and liabilities are as follows:

	As of	As of
	September 30,	December 31,
	2006	2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	42	-
Accounts receivable, net	1,955	-
Inventories	1,861	-
Prepaid expenses and other current assets	92	-
Property, plant and equipment, primarily building and equipment held for sale at September 30, 2006	6,560	-
Intangible assets, net	3,203	-
Goodwill	3,000	-
Other assets	44	-
Assets from discontinued operations	16,757	-
LIABILITIES
Accounts payable and accrued liabilities	1,875	-
Deferred income taxes	1,281	-
Liabilities from discontinued operations	3,156	-

The following assets and liabilities relating to its subsidiary, NeuColl, Inc. are included in the Company’s Consolidated Balance Sheets:

	September 30, 2006	December 31, 2005
	$	$

Current assets	-	868
Non-current assets	-	251
Current liabilities	25	984

The operating results of discontinued operations are included in the Consolidated Statements of Income as “Loss from discontinued operations, net of income taxes.”  The amounts for the three and nine month periods ended September 30, 2006 are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Revenues	2,909	1,500	6,983	3,964
Operating loss	(777)	(390)	(1,659)	(1,260)
Other expenses	-	(1)	(43)	(117)
Gain on disposal of subsidiary	-	-	47	-
Loss before income taxes	(777)	(391)	(1,655)	(1,377)
Income tax expense (recovery)	(299)	9	(390)	(326)
Loss from discontinued operations	(478)	(400)	(1,265)	(1,051)
Loss per common share:
Basic	(0.01)	-	(0.01)	(0.01)
Diluted	(0.01)	-	(0.01)	(0.01)
Shares used in computing loss per share:
Basic	84,832	84,125	84,674	84,097
Diluted	84,832	84,125	84,674	84,097

5.    BUSINESS ACQUISITIONS

(a)  American Medical Instruments Holdings, Inc.

On March 23, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held American Medical Instruments Holdings, Inc. (“AMI”), a leading independent manufacturer of specialty, single-use medical devices. The primary purposes of this acquisition were to provide a commercial pipeline for the Company’s current platform, to significantly diversify the Company’s revenue base and to add global manufacturing, marketing and sales capabilities. The cost of the acquisition includes cash consideration of $787.9 million and direct and incremental third party acquisition costs of $8.6 million.  Included in cash consideration is the cash cost of $35.9 million and $34.0 million to settle outstanding vested options and warrants, respectively, of AMI at the closing date of the acquisition. The AMI acquisition was financed utilizing funds from the Company’s Credit Facility and Senior Subordinated Notes offering (note 12).

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006. Due to the timing of the acquisition in relation to the March 31, 2006 reporting period, the net earnings of AMI for the period from March 23 to March 31, 2006 did not significantly impact the Company’s prior period earnings and have been included in the net earnings for the second quarter of 2006. Total fair value of the consideration given, determined at that date of acquisition and updated based on a subsequent valuation procedures, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

March 23, 2006
Cash	14,686
Accounts receivable, net	25,151
Income tax receivable	2,664
Inventory	28,543
Other receivables and current assets	18,227
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	587,058
Deferred income tax asset	6,747
Current liabilities	(39,090)
Deferred income tax liability	(87,578)
796,508
Consideration:
Cash consideration	787,925
Direct acquisition costs	8,583
796,508

Excluded from the consideration allocated to the net assets acquired is the fair value of AMI stock options issued in March 2006 which were contingent upon the completion of the acquisition.  These AMI stock options are exercisable into Angiotech common shares and vest in future periods. The fair value of the AMI stock options was determined to be $6.9 million and will be recognized as compensation expense over the post acquisition requisite service period.

The excess purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill. A portion of the goodwill may be deductible for tax purposes however the amount has not yet been determined. A valuation of AMI’s property and equipment and intangible assets was completed during the quarter resulting in adjustments to the purchase price allocation.  The allocation of the purchase price of the net assets acquired may vary if additional information becomes available on estimates made in the purchase price allocation. The identifiable intangible assets acquired primarily include customer relationships, patents and licenses and trade names. These intangibles will be amortized over their estimated lives, which are between five and eleven years.

Pursuant to the Purchase Agreement, $20.0 million of the original purchase price was placed in escrow at the time of the acquisition. This amount will be held in escrow for up to one year after the acquisition. All, or a portion of this escrow amount could be distributed back to the Company contingent upon certain events.  If any amount is distributed to the Company from this escrow account it will impact the purchase price allocation as a reduction to goodwill.

Total change of control related severance costs of $2.3 million is included in current liabilities.  $2.0 million remains unpaid in accrued liabilities at September 30, 2006.

(b) Quill Medical, Inc.

On June 26, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held Quill Medical, Inc. (“Quill”), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology.  The purpose of this acquisition was to acquire all of Quill's technology and intellectual property, including the Contour Threads™ product line, which under its current license agreement is marketed and sold by Angiotech's Surgical Specialties division for use in aesthetic and cosmetic surgery.  The cost of the acquisition included initial cash consideration of $40.0 million plus direct and incremental third party acquisition costs of $0.3 million.  The company may be required to make additional contingent payments of up to $160 million upon the achievement of certain revenue growth and development milestones.  These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of Quill are consolidated with those of the Company from June 26, 2006. Total fair value of the consideration given, determined at that date of acquisition, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

June 26, 2006
Accounts receivable	92
Other current assets	43
Equipment	323
Identifiable intangible assets	39,927
Goodwill	13,068
Deferred income tax asset	2,557
Current liabilities	(104)
Deferred income tax liability	(15,656)
40,250
Consideration:
Cash consideration	40,000
Direct acquisition costs	250
40,250

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures.  The Company has arranged to obtain a valuation of Quill’s intangible assets. The identifiable intangible assets are comprised of the technology and intellectual property acquired. These intangibles will be amortized over their estimated lives, which is expected to be ten years.

The Company had a pre-existing relationship with Quill at the time of the acquisition through an Exclusive Development, License and Distribution Agreement between Quill and a subsidiary of AMI.  The value of this relationship is being assessed as part of the purchase price allocation relating to AMI and Quill.

(c) Pro forma information

The following unaudited pro forma information is provided for the acquisitions assuming they occurred at the beginning of the earliest period presented, January 1, 2005. The historical results for 2005 and 2006 combine the results of the Company with the historical results of AMI through to March 23, 2006 and of Quill through to June 26, 2006.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Revenue	86,271	92,262	259,833	281,138
Net income (loss) from continuing operations, net of income taxes	7,404	7,728	4,607	25,263
Net income (loss) per share
Basic	0.09	0.09	0.05	0.30
Diluted	0.09	0.09	0.05	0.30

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of each of the periods presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company’s borrowing rate under its Credit Facility and Senior Subordinated Notes for the respective period. The pro forma net earning for the three and nine month periods ended September 30, 2006 and 2005 both include $8.2 million and $24.6 million, respectively of depreciation and amortization for purchased property and equipment and identifiable intangible assets.

6.  SHORT AND LONG-TERM INVESTMENTS

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
September 30, 2006	$	$	$	$
Available-for-sale equity securities	44,598	546	(5,178)	39,966
Investments recorded at cost	11,345	-	-	11,345
	55,943	546	(5,178)	51,311

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
December 31, 2005	$	$	$	$
Available-for-sale equity securities	38,997	4,344	(2,962)	40,379
Available-for-sale debt securities	262,944	-	(677)	262,267
Investments recorded at cost	1,211	-	-	1,211
	303,152	4,344	(3,639)	303,857

7.   INVENTORIES

	September 30, 2006 $	December 31, 2005 $
Raw materials	9,077	165
Work in process	12,819	617
Finished goods	9,712	4
	31,608	786

8.   ASSETS HELD FOR SALE

	September 30, 2006 $	December 31, 2005 $
Computer, research, office equipment and other capitalized costs	-	151
Building	-	2,857
Land	-	2,500
	-	5,508

Assets held for sale represent land, building and equipment located at the Company’s research and development facility in Palo Alto, California.  In December 2005, the Company completed the process of consolidating its research and development activities resulting in the closure of the Palo Alto facility.  The land, building and equipment were sold during the second quarter for a net gain of $685,000.

9.   PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	depreciation	value
September 30, 2006	$	$	$
Land	10,610	-	10,610
Buildings	18,102	296	17,806
Leasehold improvements	10,309	2,324	7,985
Manufacturing equipment	16,104	1,350	14,754
Research equipment	5,005	2,623	2,382
Office furniture and equipment	3,266	1,164	2,102
Computer equipment	7,039	4,088	2,951
Construction in progress	2,001	-	2,001
	72,436	11,845	60,591

		Accumulated	Net book
	Cost	depreciation	value
December 31, 2005	$	$	$
Leasehold improvements	6,755	1,738	5,017
Manufacturing equipment	606	114	492
Research equipment	4,360	2,091	2,269
Office furniture and equipment	2,002	915	1,087
Computer equipment	5,292	3,115	2,177
	19,015	7,973	11,042

10.  INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
September 30, 2006	$	$	$
Acquired technologies	110,555	20,245	90,310
Customer relationships	110,631	9,414	101,217
In-licensed technologies	55,218	9,138	46,080
Trade names and other	14,281	1,083	13,198
	290,685	39,880	250,805

		Accumulated	Net book
	Cost	amortization	value
December 31, 2005	$	$	$
In-licensed technologies	34,826	4,917	29,909
Acquired technologies	29,295	14,973	14,322
Customer relationships	1,217	487	730
Trade names and other	678	192	486
	66,016	20,569	45,447

11.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2006 $	December 31, 2005 $
Trade accounts payable	9,523	2,572
Accrued license and royalty fees	3,911	6,398
Employee-related accruals	12,420	2,718
Accrued professional fees	7,451	5,950
Other accrued liabilities	6,468	1,549
	39,773	19,187

12.   LONG-TERM DEBT

	September 30, 2006 $	December 31, 2005 $
Credit Facility – Term Loan (a)	319,909	-
7.75% Senior Subordinate Notes (b)	250,000	-
	569,909	-
Less current maturities of long-term debt	3,215	-
	566,694	-

(a)

On March 23, 2006, the Company entered into a $425 million senior secured facility (the "Credit Facility"), which includes a $350 million senior secured Term Loan maturing March 23, 2013 (the "Term Loan") and a $75 million revolving senior secured credit commitment maturing March 23, 2011 (the "Revolving Credit Commitment").  The Credit Facility is secured by a security interest covering all property and assets, including intellectual property of the Company, Angiotech Pharmaceuticals (US), Inc. (a wholly owned subsidiary) and certain subsidiary guarantors.  The guarantees of its guarantor subsidiaries are unconditional, joint and several.

Term Loan principal paid or repaid may not be re-borrowed.  Beginning June 30, 2006 through to December 31, 2012, the Term Loan is repayable in quarterly instalments, subject to certain adjustments, of $804,000.  The remaining principal balance is due on maturity.  In addition, the Company is able to prepay Term Loan principal at any time.  Annually, the Company is required to repay Term Loan principal equal to a percentage of Excess Cash Flow (as defined in the Credit Facility), which is dependent upon the Company’s consolidated leverage ratio.  Subject to certain conditions, and solely for the purpose of financing acquisitions, additional term loans in principal amounts of at least $40 million to an aggregate maximum of $200 million may be provided.  Under the Revolving Credit Commitment principal amounts may be borrowed, paid or prepaid and re-borrowed as required.  Furthermore, up to $10 million is available in the form of letters of credit.

Borrowings under the Credit Facility are comprised of Eurodollar loans and Base Rate loans.  Eurodollar loans bear interest at an applicable rate based on the leverage ratio plus an adjusted LIBOR rate (London Interbank Offered Rate) payable on the last day of the one, two or three month interest periods applicable to the borrowing.  Base Rate loans bear interest at an applicable rate based on the leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5% payable on the last business day of each calendar quarter.  The applicable rate for term loans ranges from 0.25% to 1.5%, the applicable rate for revolving loans ranges from 0% to 2%.  At September 30, 2006, the outstanding Term Loan was $319.9 million with an all-in interest rate of 6.9%.  At September 30, 2006 no amounts were borrowed under the Revolving Credit Commitment and a letter of credit for $1.5 million was outstanding.  A commitment fee is charged on any unused portion of the Revolving Credit Commitment.

(b)  On March 23, 2006, the Company issued 7.75% Senior Subordinated Notes due April 1, 2014 in the aggregate principal amount of $250 million.  Interest is payable semi-annually in arrears on April 1, and October 1, of each year through to maturity beginning October 1, 2006. The Senior Subordinated Notes and related Note guarantees provided by the Company and certain of its subsidiaries are subordinated to senior secured indebtedness, including amounts outstanding under the Credit Facility.

At any time prior to April 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes at 107.75% of the principal amount plus accrued and unpaid interest with the net cash proceeds of one or more Public Equity Offerings. The Company may also choose to redeem the Notes at any time prior to April 1, 2009, in whole or in part by paying a redemption price equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed, plus (2) the Applicable Premium, being the greater of a) 1.0% of the principal amount of a Note at such time or b) the excess of:  i) the present value at such time of the redemption price of such Note at April 1, 2009 plus any required interest payments due on such Note through April 1, 2009 ii) over the principal amount of the Note.

On or after April 1, 2009, the Company may redeem all or a part of the Senior Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage %
2009	105.813
2010	103.875
2011	101.938
2012 and thereafter	100.000

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Senior Subordinated Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

The Term Loan and Senior Subordinated Notes were used to fund the Company's acquisition of AMI (note 5); the Revolving Credit Commitment is for general corporate purposes.

Material covenants in the Credit Facility include a requirement to maintain a minimum interest coverage ratio a requirement not to exceed a maximum leverage ratio and an annual maximum on capital expenditures. The Credit Facility and the Indenture governing the Senior Subordinated Notes specify maximum or permitted amounts for certain types of capital transactions.  Covenants in the Credit Facility and the Indenture governing the Senior Subordinated Notes restrict, and under specified circumstances prohibit, the payment of dividends by the Company.  If the Senior Subordinated Notes are rated investment grade and no event of default exists and is continuing, certain covenants will no longer apply. Outstanding principal amounts and interest accrued and unpaid may, at the election of the requisite lenders, become immediately due and payable and further commitments, if any, by the lenders to make loans may, at the election of the requisite lenders, be terminated upon the occurrence of events of default specified in the Credit Facility and the indenture to the Senior Subordinated Notes.  There are also certain limitations on asset sales and subsequent use of proceeds pursuant to the Credit Facility and the indenture governing the Senior Subordinated Notes.  As of September 30, 2006, the Company was in compliance with all covenants and was not in breach of any provision of the Credit Facility and Senior Subordinated Notes that would cause an event of default to occur.

In connection with the issuance of the Senior Subordinated Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Company is required, on or prior to September 19, 2006, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the SEC.  The registration statement was filed with the SEC on October 24, 2006.  Due to the delay in filing the registration statement, the Company was required to pay additional interest expense of $19,000 in September 2006 and approximately $40,000 will be expensed in October 2006.

Maturities of long-term debt principal are as follows:

End of Fiscal Year $
2006	804
2007	3,215
2008	3,215
2009	3,215
2010	3,215
Thereafter	556,245
569,909

(c)

Financing costs of $18.2 million were incurred in 2006 with respect to the long-term debt.  Financing costs for long-term debt are capitalized and amortized on a straight-line basis which, approximates the effective interest rate method to interest expense over the life of the debt instruments.

13.   SHARE CAPITAL

During the three and nine month periods ended September 30, 2006, the Company issued 332,533 and 692,218 common shares, respectively, upon exercises of stock options.  The Company issues new shares to satisfy stock option exercises.

a)

Stock Options

Angiotech Pharmaceuticals, Inc.

In June 2006, the stockholders approved the adoption of the 2006 Stock Incentive Plan (“2006 Plan”) which superseded the previous stock option plans. The 2006 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable stock-based awards to purchase up to 13,937,756 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The Plan provides for, but does not require, the granting of tandem stock appreciation rights that at the option of the holder may be exercised instead of the underlying option. When the tandem stock appreciation right is exercised, the underlying option is cancelled. The optionee receives shares of common stock with a fair market value equal to the excess of the fair value of the shares subject to the option at the time of exercise (or the portion thereof so exercised) over the aggregate option price of the shares set forth in the option agreement. The exercise of tandem stock appreciation rights is treated as the exercise of the underlying option.  The exercise price of the options is fixed by the Board of Directors, but will generally be at least equal to the market price of the common shares at the date of grant, and for options issued under the 2006 Plan and the 2004 Plan, the term may not exceed five years.  For options grandfathered from the stock option plans prior to the 2004 Plan, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions.  Options generally vest monthly after being granted over varying terms from 2 to 4 years.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in CDN$)
Outstanding at December 31, 2005	8,832,193	16.77
Granted	134,650	17.50
Exercised	(291,561)	9.43
Forfeited	(145,392)	24.32
Outstanding at March 31, 2006	8,529,890	16.90	4.72	2,559
Exercisable at March 31, 2006	6,885,624	16.02	4.80	8,125
Granted	55,000	15.92
Forfeited	(43,657)	20.90
Outstanding at June 30, 2006	8,541,233	16.88	4.48	-
Exercisable at June 30, 2006	7,085,245	16.14	4.55	-
Granted	35,000	12.82
Exercised	(332,533)	11.38
Forfeited	(880,569)	17.54
Outstanding at September 30, 2006	7,363,131	17.03	4.22	-
Exercisable at September 30, 2006	6,238,100	16.43	4.98	-

These options expire at various dates from December 10, 2007 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	273,255	15.81
Exercised	(68,124)	10.36
Forfeited	(3,163)	17.65
Outstanding at March 31, 2006	201,968	17.61	3.83	-
Exercisable at March 31, 2006	57,156	17.64	3.84	-
Outstanding at June 30, 2006	201,968	17.61	3.58	-
Exercisable at June 30, 2006	69,750	17.64	3.59	-
Outstanding at September 30, 2006	201,968	17.61	3.33	-
Exercisable at September 30, 2006	82,344	17.63	3.33	-

These options expire at various dates from January 26, 2010 to July 19, 2010.

American Medical Instruments Holdings, Inc. (“AMI”)

On March 9, 2006, AMI granted 304 stock options under AMI’s 2003 Stock Option Plan which were subject to closing the acquisition of AMI by the Company.  Each AMI stock option will convert into approximately 3,852 Angiotech shares upon exercise.   All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. Under the AMI stock option plan, options to purchase common stock of AMI may be granted to certain employees and directors at an exercise price equal to the estimated fair market value of the underlying stock on the date of grant. All options have a term of ten years and vest over a six year graded vesting schedule with certain provisions for accelerated vesting.  No further stock options will be granted out of AMI’s 2003 Stock Option Plan.  1,171,092 Angiotech shares were reserved to accommodate future exercises of the AMI options.

	No. of Optioned Shares (in millions)	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	-	-
Granted	1,128,146	15.44
Outstanding at March 31, 2006	1,128,146	15.44	9.95	-
Exercisable at March 31, 2006	-	-	-	-
Adjustment upon finalizing acquisition	42,946	15.44
Outstanding at June 30, 2006	1,171,092	15.44	9.70	-
Exercisable at June 30, 2006	-	15.44	-	-
Outstanding at September 30, 2006	1,171,092	15.44	9.45	-
Exercisable at September 30, 2006	-	15.44	-

Stock options outstanding

The options outstanding under all option plans are as follows (excluding the options that were granted in conjunction with the acquisition of AMI):

Options outstanding September 30, 2006				Options exercisable September 30, 2006
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual term (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
The following options granted are exercisable in CDN$:
$2.25-$3.03	395,912	2.04	$2.80	395,912	$2.80
$3.75-$4.24	492,448	3.18	$4.23	492,448	$4.23
$12.82-$14.84	2,115,466	5.19	$14.05	2,042,482	$14.09
$14.86-$19.75	2,257,320	4.20	$17.01	1,482,047	$16.93
$21.39-$32.90	2,101,985	3.93	$25.72	1,825,211	$24.89
	7,363,131	4.22	$17.03	6,238,100	$16.43
The following options granted are exercisable in U.S.$:
$17.20-$18.00	201,500	3.33	$17.60	81,876	$17.61
$20.70	468	3.80	$20.70	468	$20.70
	201,968	3.33	$17.61	82,344	$17.64

b)

Stock-based compensation expense

The Company recorded stock-based compensation expense of $1,520,000 and $4,401,000 for the three and nine month periods ended September 30, 2006 ($1,468,000 and $4,731,000 for the three and nine month periods ended September 30, 2005, respectively) relating to awards granted under its stock option plan, which is net of a reduction for the cumulative effect of a change in accounting principle to reflect forfeitures of $399,000.  The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was determined on the date of grant using the Black-Scholes option pricing model.  The expected volatility is based on historical volatility of the Company’s stock and other factors.  The expected term of the stock options used within the model is determined using historical data to estimate expected option exercise and employment termination trends and the contractual term of the options.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Dividend Yield	Nil	Nil	Nil	Nil
Expected Volatility	41.0%	41.1% - 41.2%	40.4% - 43.3%	41.1% - 43.7%
Weighted Average Volatility	41.0%	41.2%	42.9%	43.2%
Risk-free Interest Rate	4.33%	3.23% - 3.25%	4.01% - 4.50%	2.97% - 3.25%
Expected Term (Years)	3	3	3 – 5	3

The weighted average grant-date fair value of stock options granted in the three and nine month periods ended September 30, 2006 was CDN$4.16 and CDN$5.46 per share for the 35,000 and 224,650 stock options granted in CDN$, respectively, and US$6.51 per converted share for the AMI stock options (CDN$5.03 and CDN$6.30 for the stock options granted in CDN$ and US$5.78 per share for the stock options granted in US$ for the three and nine month periods ended September 30, 2005).  The total intrinsic value of options exercised during the three and nine month periods ended September 30, 2006 was CDN$179,000 and CDN$2,282,000 for stock options granted in CDN$, respectively and US$nil and US$361,000 for stock options granted in US$ (CDN$53,000 and CDN$562,000 and US$21,000 and US$653,000 for the three and nine month periods ended September 30, 2005).

A summary of the status of the Company’s nonvested options as of September 30, 2006 (excluding the AMI stock options) and changes during the three and nine month periods ended September 30, 2006, is presented below:

Nonvested options	No. of Optioned Shares	Weighted average grant-date fair value
Nonvested at December 31, 2005	1,912,458	7.77
Granted	134,650	5.86
Vested	(219,779)	7.63
Forfeited	(38,251)	7.22
Nonvested at March 31, 2006	1,789,078	7.10
Granted	55,000	5.31
Vested	(225,275)	7.30
Forfeited	(30,597)	6.85
Nonvested at June 30, 2006	1,588,206	7.17
Granted	35,000	4.16
Vested	(206,266)	6.89
Forfeited	(172,285)	7.06
Nonvested at September 30, 2006	1,244,655	6.89

As of September 30, 2006, there was $8,856,000 of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan.  These costs are expected to be recognized over a weighted average period of 2.61 years.  The total fair value of options vested during the three and nine month periods ended September 30, 2006 was $1,224,000 and $4,204,000, respectively ($1,468,000 and $4,731,000 for the three and nine month periods ended  September 30, 2005, respectively).

As of September 30, 2006, there was $6,263,000 of total unrecognized compensation cost related to the 304 nonvested AMI stock options.  These costs are expected to be recognized over a period of 5.50 years on a straight-line basis as a charge to income.  The total fair value of options vested during the three and nine month periods ended September 30, 2006 was $296,000 and $596,000, respectively.

During the nine month period ended September 30, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 109,814 stock options to an immediate vesting from approximately 2.2 years. The Company recorded compensation expense of $688,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.54% and expected life – 202 days.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.

14.   COMPREHENSIVE INCOME (LOSS)

The following table presents the components of comprehensive income (loss) for the three and nine month periods ended September 30, 2006 and 2005:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Net income	6,926	15,925	16,288	50,073
Other comprehensive income (loss):
Net unrealized loss on available-for-sale securities	(9,135)	(2,592)	(5,271)	(1,097)
Reclassification of net unrealized loss (gain) on available-for-sale securities	18	23	(66)	66
Cumulative translation adjustments	225	-	757	-
Total other comprehensive loss	(8,892)	(2,569)	(4,580)	(1,031)
Total comprehensive income (loss)	(1,966)	13,356	11,708	49,042

15.   INCOME TAXES

For the three month period ending September 30, 2006, the Company is in a net income tax recovery position as a result of recoveries on identifiable intangible assets.  Income tax expense for the nine month period ended September 30, 2006 includes a charge of $8.7 million related to incomes taxes payable in 2005 and 2004 resulting from a retroactive change in Quebec tax legislation in September 2006. The legislation is considered to be enacted under U.S. GAAP and the full amount was recorded in the second quarter of 2006.

The effective tax rate for the nine month period ended September 30, 2006 before the taxes related to the Quebec law changes was 12.1% compared to effective rate of 36.8% for the same period in the prior year. The current year decreases in the effective tax rates are a combined result of a legislated decrease in tax rates on royalty revenue earned from Canadian operations, international tax structures and recoveries on identifiable intangible assets acquired through business combinations.

16.   COMMITMENTS AND CONTINGENCIES

(a) Commitments

i)

The Company committed to minimum commercialization expenditures of $7.85 million in the first year and $10.0 million in each of the second and third years on the products acquired from Quill.

ii)

The Company has entered into research and development collaboration agreements that involve joint research efforts. Certain collaboration costs and any eventual profits will be shared as per terms provided for in the agreements.

(b) Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)

Boston Scientific Corporation, a licensee, is involved in several legal proceedings (for which the Company is not a party to) concerning challenges to its stent business. If parties opposing Boston Scientific Corporation were successful, royalty revenue would likely be significantly reduced. The ultimate outcome of these oppositions are uncertain at this time.

iii)

Oppositions have been filed regarding four of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690). The oppositions against European Patent Nos. EP0711158, EP0809515, and EP1155690 are at an early stage, with briefs being exchanged. On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems, Inc. and Sahajanand Medical Technologies Pvt. Ltd. (“SMT”)) subsequently submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal. On March 14, 2007, the EPO is scheduled to hold an Oral Hearing to determine whether these Notices of Intervention and of Appeal were validly filed. Also in Europe, an Opposition was filed against EP0830110, which covers one of our LifeSpanTM vascular graft products.  In an Oral Hearing held on September 28, 2006 the EPO determined that the patent was valid with certain claim amendments. The opponent may appeal within four months from the date of the decision. On July 7, 2006 an Opposition was filed against our New Zealand Patent No. 511762. The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

iv)

On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that the U.K.-equivalent of EP0706376 is invalid and seeking to have that patent revoked.  Trial on this issue was held in the U. K. in October and in December 2005. On February 24, 2006, the court held that this U.K. patent was invalid. The Company appealed this decision by the High Court of Justice and the appeal will be heard by the U.K. Court of Appeal during the week of December 11, 2006.  The ultimate outcome is unknown at this time.

v)

On March 31, 2005, a claim was filed by Conor Medsystems, Inc. in a court in Australia, alleging invalidity of three of our Australian patents. Trial for this Australian patent revocation action is scheduled for February 2007.

vi)

On April 4, 2005, the Company together with Boston Scientific Corporation commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. (“SMT”) for patent infringement of the Netherlands-equivalent of EP0706376.  A hearing was held on March 10, 2006 and the court issued a decision on May 3, 2006 finding the patent valid and the activity of SMT to be infringement of the patent.  SMT appealed this decision but a date for the appeal hearing has not yet been set.

vii)

In November 2005, Conor Medsystems, Inc. commenced a legal action in the Netherlands against the Company, asserting that the Netherlands patent which corresponds to our EP0706376 patent is invalid and should be revoked. A hearing on both the patent validity issue and the issue of whether Conor’s CoStar™ stent infringes at least one claim of the Netherlands-equivalent to EP0706376 was held on October 27, 2006 in the Hague. Results of this hearing are expected by the end of December 2006.

viii)

On September 9, 2005, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited (“Pearsalls”), one of AMI’s subsidiaries, for infringement of DePuy Mitek’s patent which relates to certain sutures (U.S. Patent No. 5,314,446). On September 26, 2006, both Markman and Summary Judgment Motions Hearing were held, and the Court has taken the matter under advisement with no date for further action being set. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of AMI’s subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (U.S. Patent No 5,025,797 and U.S. Patent No 5,400,798) was held in December 2005, and a decision is awaited.

ix)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid (up to policy limits), less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

17.   SEGMENTED INFORMATION

The Company operates in two reportable segments:  (i) Pharmaceutical Technologies and (ii) Medical Products.  Prior to the acquisition of AMI the Company reported its operations under one segment, drug-eluting medical devices and biomaterials.

The Pharmaceuticals Technologies segment includes royalty revenue generated from out-licensing technology related to the drug-eluting stent, biomaterials and other technologies.  This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment includes the operations acquired through AMI, which are focused on the direct manufacturing and marketing of a wide range of single use, specialty medical devices including suture needles, biopsy needles / devices, micro surgical ophthalmic knives, drainage catheters, self-anchoring sutures and other specialty devices.

The Company evaluates the performance of its segments based on operating income.  Certain other income and expenses are not allocated to segments as they are not considered in evaluating the segment’s operating performance.  Unallocated income and expenses include foreign exchange, investment income and interest expense.

The following tables represent reportable segment information for the three and nine month periods ended September 30, 2006:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Revenue
Pharmaceutical Technologies	44,708	47,892	131,022	155,803
Medical Products	41,563	-	90,800	-
Total revenue	86,271	47,892	221,822	155,803

Operating income
Pharmaceutical Technologies	13,994	20,815	40,117	72,378
Medical Products	2,484	-	5,900	-
Total operating income	16,478	20,815	46,162	72,378
Other income (expenses)	(10,876)	5,169	(16,752)	8,484
Income from continuing operations before income taxes	5,602	25,984	29,410	80,862

The following tables represent total assets for each reportable segment at September 30, 2006 and December 31, 2005:

	September 30, 2006 $	December 31, 2005 $

Pharmaceutical Technologies
Capital assets	17,674	11,042
Total assets	283,053	494,694

Medical Products
Capital assets	42,917	-
Total assets	911,350	-

During the three month and nine month periods ended September 30, 2006, revenue from one licensee represented approximately 47% and 55% of total revenue (94% and 93%, respectively, for the three and nine month periods ended September 30, 2005).

18.   CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND
 SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Accrued interest on short-term and long-term investments	210	(313)	3,234	(713)
Accounts receivable	1,244	(343)	1,990	79
Inventories	(3,090)	12	(4,140)	(1,715)
Prepaid expenses and other assets	(1,391)	392	(857)	704
Accounts payable and accrued liabilities	(4,995)	(4,755)	(7,308)	(7,447)
Income taxes payable	8,798	5,461	12,754	11,396
Interest payable	(4,018)	-	1,319	-
	(3,242)	454	6,992	2,304

Supplemental disclosure:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Short-term investments received as consideration	8,000	-	8,000	-

19.   SUBSEQUENT EVENT

In October 2006, pursuant to the 2006 Plan, the Company issued to all optionees under the 2004 Plan, one tandem stock appreciation right for each option granted on or after October 1, 2002 that remains outstanding.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATE:

November 1, 2006

/s/ William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mr. K. Thomas Bailey, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATE:

November 1, 2006

/s/ K. Thomas Bailey

Per:

Mr. K. Thomas Bailey, Chief Financial Officer